UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number: 001-31221

Total number of pages: 91

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of Notice of Convoction of the 15th Ordinary General Meeting of Shareholders.
2.	English translation of report to shareholders regarding the 15th fiscal year of NTT DoCoMo, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 30, 2006	By:	/S/ YOSHIKIYO SAKAI

Yoshikiyo Sakai Head of Investor Relations

[Translation]
May 29, 2006
To Shareholders
NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Japan
Masao Nakamura
President and CEO

NOTICE OF CONVOCATION OF

THE 15th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 15th Ordinary General Meeting of Shareholders of the Company (“Meeting”) will be held as described below.

If on the appointed day you cannot be present, please review the “Reference Materials Pertaining to Exercise of Voting Rights” enclosed herein, indicate your votes for or against the matters set forth on the enclosed proxy voting form, impress your seal thereon, and return the form via postal mail; or, if you use a cellular handset compatible with “i-mode” or other means to access the Internet, or a personal computer, you may access our proxy voting site on the Internet by following the procedures described on pages 22-27 herein, and input your preferences.

When exercising voting rights via the Internet, please carefully observe the cautions noted herein.

Details

1. Date and Time:	Tuesday, June 20, 2006 at 10:00 a.m.

2. Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor (1st Floor)
Hotel New Otani
4-1, Kioi-cho, Chiyoda-ku, Tokyo
Japan

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3.	Matters to be dealt with at the Meeting:

Matters to be reported:

1)	Report on Business Report, Consolidated and Non-Consolidated Statement of Income for the 15th Fiscal Year (from April 1, 2005 to March 31, 2006), and Consolidated and Non-Consolidated Balance Sheet as of March 31, 2006.

2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.

Matters to be resolved:

First Item of Business:	Approval of Proposed Appropriation of Retained Earnings for the 15th Fiscal Year

Second Item of Business:	Repurchase of Shares

A summary of this item appears in the section entitled “Reference Materials Pertaining to Exercise of Voting Rights” on page 3 herein, below.

Third Item of Business:	Partial Amendment to the Articles of Incorporation

A summary of this item appears in the “Reference Materials Pertaining to Exercise of Voting Rights” on pages 3-12 herein, below.

Fourth Item of Business:	Election of thirteen (13) Directors

Fifth Item of Business:	Election of one (1) Corporate Auditor

Sixth Item of Business:	Award of Retirement Benefits Payments to Retiring Directors and Award of Retirement Benefits Payments to Existing Directors and Corporate Auditors in Connection with the Abolishment of Retirement Benefits Payment System

Seventh Item of Business:	Amendment to Compensation of Directors and Corporate Auditors

A copy of our consolidated and non-consolidated financial statements and a certified copy of the Independent Auditor’s Report on the financial statements required to be attached to this Notice are as stated in the “Report for the 15th Fiscal Year” (pages 2-52) attached hereto.

If you attend the Meeting in person, please present the enclosed voting form to the receptionist at the Meeting.

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Reference Materials Pertaining to Exercise of Voting Rights

1.	Total Number of Voting Rights Held by All Shareholders:

44,472,030 voting rights

2.	Items of Business and Matters for Reference:

First Item of Business: Approval of Proposed Appropriation of Retained Earnings for the 15th Fiscal Year

The proposal for appropriation of retained earnings of the Company for this fiscal year is as stated in the “Report for the 15th Fiscal Year” (page 36) attached hereto.

Taking into account results of operations and the management environment, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves.

It is proposed that the Company declare a year-end dividend of ¥2,000 per share The Company paid an interim dividend of ¥2,000 a share in November 2005, and accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥4,000 per share.

It is also proposed that, in view of the results for this fiscal year, a payment of ¥104,437,500 be made in bonuses to 12 Directors and five Corporate Auditors, of which ¥19,312,500 will be appropriated to Corporate Auditors.

Second Item of Business: Repurchase of Shares

In order to improve capital efficiency, and to implement a capital strategy that can flexibly respond to changes in the management environment, it is proposed that the Company repurchase up to 1,400,000 shares of its common stock, up to an aggregate repurchase price of ¥250,000 million, during the term between the close of this Ordinary General Meeting of Shareholders and the close of the next following Ordinary General Meeting of Shareholders.

Third Item of Business: Partial Amendment to the Articles of Incorporation

1.	Reasons for Amending the Articles of Incorporation of the Company

(1)	To prepare for future expansion of the business domains of the Company, it is proposed that the Company amend its Articles of Incorporation to add a clause to the Company’s purposes in Article 2 to allow the Company to engage in any other commercial activities.

(2)	Because the Company retired 1,890,000 shares of its own common stock on March 31, 2006, based on a resolution by the Board of Directors pursuant to Article 212 of the Commercial Code, it is proposed to amend Article 5 accordingly.

(3)	It is proposed to make the following amendments due to the introduction of the Corporate Law of Japan (Law No. 86 of 2005) effective May 1, 2006:

(i) Newly create Article 4 (Governing Bodies) to establish governing bodies of the Company pursuant to Article 326, paragraph 2 of the Corporate Law of Japan.

(ii) Newly create Article 7 (Issuance of Stock Certificates) to provide for the issuance of stock certificates pursuant to Article 214 of the Corporate Law of Japan.

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(iii) Newly create Article 14 (Internet Disclosure of Reference Documents and Deemed Provision) to allow the Company to deem that it has provided shareholders with the information with respect to certain matters contained in the reference document of a general meeting of shareholders, etc., by disclosing such information using the Internet pursuant to the Corporate Law Enforcement Regulations and Corporate Accounting Regulation.

(iv) Newly create Clause 5 under Article 20 relating to the omission of certain procedures required for the resolution of the Board of Directors, to enable the Board to pass a resolution flexibly in writing or by electronic means as necessary in cases where the requirements set forth in Article 370 of the Corporate Law are fulfilled.

(v) Newly create Articles 22 (Exemption from Liabilities of Directors) and 24 (Exemption from Liabilities of Corporate Auditors) pursuant to Article 426, paragraph 1 and Article 427, paragraph 1 of the Corporate Law of Japan, so that Directors and Corporate Auditors can satisfactorily fulfill their expected responsibilities. The Board of Corporate Auditors has given a prior unanimous consent for the creation of Article 22 (Exemption from Liabilities of Corporate Auditors).

(vi) In addition to the above, other necessary amendments, including, among others, changes in cited provisions, language and editorial expressions, have been made to comply with the Corporate Law of Japan.

In accordance with the above, it is proposed that the following numbering changes be made to the Articles of Incorporation of the Company.

2.	Contents of Amendments to the Articles of Incorporation of the Company

The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:

(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendments

(Trade Name)	(Trade Name)
Article 1 The name of the Company shall be “Kabushiki Kaisha Enu Thi Thi Dokomo” and shall be rendered in English as “NTT DoCoMo, Inc.”	Article 1 The name of the Company shall be “Kabushiki Kaisha Enu Thi Thi Dokomo” and shall be expressed in English as “NTT DoCoMo, Inc.”

(Purpose)	(Purpose)
Article 2 (Omitted)	Article 2 (Same as present)
1-16 (Omitted)	1-16 (Same as present)
(To be newly created)	17 Any other commercial activities
17-19 (Omitted)	18-20 (Same as present)

Article 3 (Omitted)	Article 3 (Same as present)

(Newly created)

(Governing Bodies)

Article 4  The Company shall have the following governing bodies in addition to the General Meeting of Shareholders and Directors;

1 Board of Directors

2 Corporate Auditors

3 Board of Corporate Auditors

4 Independent Auditors

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Current Articles of Incorporation	Proposed Amendments

(Method of Public Notice)	(Method of Public Notice)

Article 4  Public notices of the Company shall be given by electronic means. However, in the event that electronic public notices cannot be provided due to accidents or other unavoidable circumstances, public notices shall be given in the Nihon Keizai Shimbun.

Article 5  Means of Public notices of the Company shall be electronic means. However, in the event that public notices cannot be provided by electronic means due to accidents or other unavoidable circumstances, public notices shall be given in the Nihon Keizai Shimbun.

(Total Number of Shares to be Issued)	(Total Number of Shares Issuable)
Article 5 The total number of shares authorized to be issued by the Company shall be one hundred ninety million and twenty thousand (190,020,000) shares.	Article 6 The total number of shares issuable by the Company shall be one hundred eighty-eight million and one hundred thirty thousand (188,130,000) shares.

(Newly created)	(Issuance of Stock Certificates)
Article 7 The Company shall issue stock certificates for its shares.

(Repurchase of its Own Shares)	(Repurchase of its Own Shares)
Article 6 The Company may repurchase its own shares by a resolution of the Board of Directors in accordance with the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.

Article 8  The Company may repurchase its own shares through market transactions, etc., by a resolution of the Board of Directors in accordance with the provisions of Article 165, paragraph 2 of the Corporate Law of Japan .

(Transfer Agent)	(Shareholders Registrar)
Article 7	Article 9
1. The Company shall have a transfer agent for its shares.	1. The Company shall have a shareholders registrar.
2. The transfer agent and its place of business shall be designated by resolution of the Board of Directors.	2. The shareholders registrar and the place of its handling office shall be designated by a resolution of the Board of Directors.

3. The shareholders’ register (including the beneficial shareholders’ register; the same is applicable hereinafter), the ledger of fractional shares and the register of lost share certificates of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, entry or record in the ledger of fractional shares, delivery of share certificates, registration of lost share certificates, purchase of fractional shares and any other matters relating to shares and fractional shares shall be handled by the transfer agent, and not by the Company.

3. Preparation, maintenance and other administrative services concerning the shareholders’ register (including the beneficial shareholders’ register; the same is applicable hereinafter), the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the shareholders registrar, and the Company shall not directly provide those services.

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Current Articles of Incorporation	Proposed Amendments

(Share Handling Regulations)	(Share Handling Regulations)

Article 8  The Share Handling Regulations established by the Board of Directors shall govern the denominations of share certificates issued by the Company, the registration of transfers of shares, entry or record in the ledger of fractional shares, registration of loss of share certificates, delivery of share certificates, purchase of fractional shares and any other procedures for matters relating to shares and fractional shares as well as the fees therefor.

Article 10  The Share Handling Regulations established by the Board of Directors shall govern the procedures of the handling, handling fees and the manner of exercise of shareholders’ rights relating to the Company’s shares and stock acquisition rights, unless otherwise provided for in laws and regulations or in these Articles of Incorporation.

(Record Date)
Article 9	(Deleted)

1. The Company defines that those shareholders whose names have been entered or recorded in the last shareholders’ register as at the close of accounts of each year shall be the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders to be held for that accounting period.

2. In addition to the preceding paragraph, the Company may, if necessary, define upon prior public notice given subject to resolution of the Board of Directors that those shareholders or pledgees or those holders of fractional shares whose names have been entered or recorded in the last shareholder’s register or in the last ledger of fractional shares as at a specific date shall be the shareholders or pledgees or the holders of fractional shares entitled to exercise their rights.

Article 10 (Omitted)	Article 11 (Same as present)

(Newly created)	(Record date of Ordinary General Meeting of Shareholders)
Article 12 The record date of Ordinary General Meeting of Shareholders shall be March 31 of each year.

(Chairman)	(Chairman)
Article 11 (Omitted)	Article 13 (Same as present)

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Current Articles of Incorporation	Proposed Amendments

(Newly created)	(Internet Disclosure of Reference Documents and Deemed Provision)

Article 14  In convening a general meeting of shareholders, the Company may deem that it has provided the shareholders with the information on the matters which must be described or mentioned in the reference documents of a general meeting of shareholders, business report, financial statements and consolidated financial statements by disclosing such information using the Internet pursuant to the regulations set forth by the ministerial ordinance of the Ministry of Justice.

(Method of Resolution)	(Method of Resolution)
Article 12	Article 15

1. Resolutions of a general meeting of shareholders shall be adopted by a majority vote of the shareholders present, unless otherwise provided for in laws and regulations or in these Articles of Incorporation.

1. Resolution of a general meeting of shareholders shall be adopted by a majority vote of those shareholders having exercisable voting right(s) and present thereat, unless otherwise provided for in laws and regulations or in these Articles of Incorporation.

2. Resolutions pursuant to Article 343 of the Commercial Code of Japan shall be adopted at the shareholder meeting with a quorum of one-third(1/3) of the voting rights of all shareholders, by the approval of two-thirds(2/3) of the voting rights represented there at.

2. Resolutions pursuant to Article 309, paragraph 2 of the Corporate Law of Japan shall be adopted at the shareholder meeting with a quorum of one-third of the voting rights of all shareholders having exercisable voting rights, by a vote of two-thirds or more of the voting rights represented there at.

(Exercise of Voting Rights by Proxy)	(Exercise of Voting Rights by Proxy)
Article 13	Article 16

1. Shareholders or their statutory representatives may not delegate the exercise of their voting rights to any person other than a shareholder of the Company; provided, however, that governmental and local public entities or corporations who are shareholders of the Company may delegate the exercise of their voting rights to their respective officials, staff or employees.

1. A Shareholder or its statutory representative may exercise their voting rights by authorizing a proxy who must be another shareholder of the Company having voting rights, provided however, that governmental and local public entities or corporations who are shareholders of the Company may delegate the exercise of their voting rights to one (1) person of their respective official, staff or employee.

2. A shareholder or his/her statutory representative who intends to exercise his/her voting right by proxy shall be required to previously submit to the Company a power of attorney for each general meeting of shareholders.

2. A shareholder or his/her statutory representative who intends to exercise his/her voting right by proxy shall be required to submit to the Company a document evidencing the power of attorney prior to each general meeting of shareholders.

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Current Articles of Incorporation	Proposed Amendments

(Minutes of General Meeting of Shareholders)	(Deleted)
Article 14 The substance and results of the proceedings of a general meeting of shareholders shall be stated or recorded in minutes, and the chairman at the meeting and the Directors present shall affix their respective names and seals or electronic signature to such minutes.

Article 15 (Omitted)	Article 17 (Same as present)

(Manner in Which Directors are Elected )	(Manner in Which Directors are Elected )
Article 16	Article 18

1. Directors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall hold voting rights representing in aggregate one-third (1/3) or more of the voting rights held by all shareholders.

1. Directors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall hold voting rights representing in aggregate one-third (1/3) or more of the voting rights held by all shareholders having exercisable voting rights.

2. (Omitted)	2. (Same as present)

(Term of Office of Directors )	(Term of Office of Directors )
Article 17	Article 19

1. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within two (2) years after their assumption of office.

1. The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders for the latest business year ending within two (2) years after their assumption of office.

2. (Omitted)	2. (Same as present)

(Board of Directors)	(Board of Directors)
Article 18	Article 20
1. (Omitted)	1. (Same as present)
2-3 (Omitted)	2-3 (Same as present)
4. (Omitted)	4. (Same as present)
5. Resolutions of a meeting of the Board of Directors shall be adopted by a majority vote of the Directors present who shall constitute in number a majority of Directors.	5. In cases where the requirements set forth in Article 370 of the Corporate Law are fulfilled, it shall be deemed that a resolution of the Board of Directors has passed.
6. (Omitted)	6. (Same as present)

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Current Articles of Incorporation	Proposed Amendments

(Representative Directors and Directors with Executive Power)	(Representative Directors and Directors with Executive Power)
Article 19	Article 21
1. The Company shall have one President who shall be elected from among its Directors by resolution of the Board of Directors.	1. The Company shall have one President who shall be selected from among its Directors by resolution of the Board of Directors.

2. (Omitted)	2. (Same as present)

3. The provision of paragraph 1 shall apply mutatis mutandis to the election of a Chairman and one or more Executive Vice Presidents and Managing Directors referred to in the preceding paragraph.	3. The provision of paragraph 1 shall apply mutatis mutandis to the selection of a Chairman and one or more Executive Vice Presidents and Managing Directors referred to in the preceding paragraph.

4. (Omitted)	4. (Same as present)

5. In addition to the President, one or more Directors empowered to represent the Company shall be elected by resolution of the Board of Directors.	5. In addition to the President, one or more Directors empowered to represent the Company shall be selected by resolution of the Board of Directors.

6-7 (Omitted)	6-7 (Same as present)

(Newly created)	(Exemption from Liabilities of Directors)
Article 22

1. The Company may, pursuant to Article 426, paragraph 1 of the Corporate Law, exempt Director(s) (including those who were Directors in the past) from damage compensation liabilities resulting from negligence of the Director’s duty to the extent permitted by laws and regulations by a resolution of the Board of Directors.

2. The Company may, pursuant to Article 427, paragraph 1 of the Corporate Law, enter into an agreement with external Director(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.

(Advisors and Consultants)	(Advisors and Consultants)
Article 20 (Omitted)	Article 23 (Same as present)

Article 21 (Omitted)	Article 24 (Same as present)

(Manner in Which Corporate Auditors are Elected)	(Manner in Which Corporate Auditors are Elected)

Article 22  Corporate Auditors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall hold voting rights representing in aggregate one-third (1/3) or more of the voting rights held by all shareholders.

Article 25  Corporate Auditors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall hold voting rights representing in aggregate one-third (1/3) or more of the voting rights held by all shareholders having exercisable voting rights.

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Current Articles of Incorporation	Proposed Amendments

(Term of Office of Corporate Auditors)	(Term of Office of Corporate Auditors)
Article 23	Article 26

1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office.

1. The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders for the latest business year ending within four (4) years after their assumption of office.

2. (Omitted)	2. (Same as present)

Article 24	Article 27
1. (Omitted)	1. (Same as present)

2. Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by a majority of the Corporate Auditors, unless otherwise provided for in laws and regulations.	(Deleted)

3. (Omitted)	2. (Same as present)

(Full-time Corporate Auditors)	( Full-time Corporate Auditors )
Article 25 Corporate Auditors shall appoint one or more full-time Corporate Auditors from among themselves.	Article 28 The Board of Corporate Auditors shall select one or more full-time Corporate Auditors by a resolution of the Board of Corporate Auditors.

(Newly created)	(Exemption from Liabilities of Corporate Auditors)
Article 29

1. The Company may, pursuant to Article 426, paragraph 1 of the Corporate Law, exempt Corporate Auditor(s) (including those who were Corporate Auditors in the past) from damage compensation liabilities resulting from negligence of the Corporate Auditor’s duty to the extent permitted by laws and regulations by a resolution of the Board of Directors.

2. The Company may, pursuant to Article 427, paragraph 1 of the Corporate Law, enter into an agreement with external Corporate Auditor(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Corporate auditor’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said agreement shall be that defined by the laws and regulations.

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Current Articles of Incorporation	Proposed Amendments

(Business Year)	(Business Year)
Article 26 The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year, and its accounts shall be closed as of the last day of each business year.	Article 30 The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year.

(Dividends)	(Record Date for the Year-End Dividends)

Article 27  Dividends of the Company shall be paid to the shareholders or registered pledgees or the holders of fractional shares whose names have been entered or recorded in the last shareholders’ register or in the last ledger of fractional shares as at the close of accounts of each business year.

Article 31 The record date for the distribution of year-end dividends by the Company shall be March 31 of each year.

(Interim Dividends)	(Interim Dividends)

Article 28  The Company may, subject to a resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledges whose names have been entered or recorded in the last shareholders’ register dated as of September 30 of each year and the holders of fractional shares whose names have been entered or recorded in the last ledger of fractional shares as of September 30 of each year.

Article 32 The Company may, subject to a resolution of the Board of Directors, pay interim dividends with its record date as of September 30 of each year.

(Prescription Period for Dividend)	(Prescription Period)
Article 29	Article 33

1. If dividends and/or interim dividends are not claimed after lapse of three (3) full years from the date of commencement of payment, the Company shall be exempt from the obligation to make such payment.

1. If cash dividends are not received within three (3) full years from the date of commencement of payment, the Company shall be exempt from the obligation to make such payment.

2. (Omitted)	2. (Same as present)

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Current Articles of Incorporation	Proposed Amendments

(Newly created)	(Supplementary Provisions)
Article 1
1. The Company shall have a transfer agent for its fractional shares.
2. The transfer agent and the place of its handling office shall be designated by a resolution of the Board of Directors.

3. Preparation, maintenance and the administrative services concerning the register of fractional shares shall be entrusted to the transfer agent, and the Company shall not directly provide those services.

Article 2  The procedures relating to the handling of the Company’s fractional shares as well as the fees therefor shall be governed by the laws and regulations and these Articles of Incorporation and the Share Handling Regulations to be established by the Board of Directors.

Article 3 Articles 1 to 3 in these Supplementary Provisions shall be deleted at the point when the Company’s fractional shares ceases to exist.

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Fourth Item of Business: Election of 13 Directors

As the terms of office of 13 Directors will expire at the close of this Meeting, it is proposed that 13 Directors be elected.

The candidates for Director positions are as follows:

Candidate Number	Name (Date of Birth)	History and Positions		Number of the Company Shares Owned

1	Masao Nakamura (November 11, 1944)	July 1969	Entered NTT Public Corporation	112
		June 1998	Senior Vice President and Managing Director of Accounting Department of the Company

		January 1999	Senior Vice President and Managing Director of Accounts and Finance Department of the Company

		June 1999	Executive Vice President, Managing Director of Accounts and Finance Department and Chief Financial Officer of the Company

		June 2001	Executive Vice President and Managing Director of Mobile Multimedia Division of the Company

		June 2002	Senior Executive Vice President and Managing Director of Marketing Division of the Company

		June 2004	President and Chief Executive Officer of the Company

2	Masayuki Hirata (July 30, 1947)	April 1970	Entered NTT Public Corporation	97
		January 1999	General Manager of Transition Settlement Office, Director of Department IV of NTT-Holding Provisional Headquarters of Nippon Telegraph and Telephone Corporation (“NTT)

		July 1999	Director of Department IV of NTT

		June 2000	Senior Vice President and Managing Director of Affiliated Companies Department of the Company

		June 2001	Executive Vice President, Managing Director of Accounts and Finance Department and Chief Financial Officer of the Company

		June 2004	Senior Executive Vice President and Managing Director of Global Business Division of the Company

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3	Kunio Ishikawa (September 2, 1948)	April 1971	Entered NTT Public Corporation	79
		June 1999	Senior Vice President and Managing Director of Plant Constructing Department of the Company

		April 2000	Senior Vice President and Managing Director of Network Engineering Department of the Company

		June 2000	Senior Vice President and Managing Director of Personnel Development Department of the Company

		June 2002	Executive Vice President and Managing Director of Network Division of the Company

		June 2004	Senior Executive Vice President and Managing Director of Network Division of the Company

4	Seijiro Adachi (July 8, 1944)	April 1968	Entered Ministry of Posts and Telecommunications	53
		June 1998	Director General of Postal Life Insurance Bureau of Ministry of Posts and Telecommunications

		January 2001	Director General of Postal Services Agency

		February 2002	Chief Executive Officer of the Foundation for the Policyholders of Postal Office Life Insurance

		June 2004	Senior Executive Vice President of the Company

5	Takanori Utano (September 20, 1949)	April 1974	Entered NTT Public Corporation	50
		June 1998	Managing Director of Radio Network Development Department of the Company

		June 2001	Senior Vice President and Managing Director of Radio Network Development Department of the Company

		June 2002	Senior Vice President and Managing Director of Research and Development Planning Department of the Company

		June 2004	Executive Vice President, Managing Director of Research and Development Division and Chief Technical Officer of the Company

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6	Kiyoyuki Tsujimura (January 11, 1950)	April 1975	Entered NTT Public Corporation	83
		January 1999	Managing Director of Global Business Department of the Company

		June 2001	Senior Vice President and Managing Director of Global Business Department of the Company

		June 2002	Senior Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

		June 2004	Executive Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

		June 2005	Executive Vice President and Managing Director of Products & Services Division of the Company

7	Shuro Hoshizawa (June 17, 1949)	April 1973	Entered NTT Public Corporation	48
		January 1999	Senior Manager of Corporate Planning Department of NTT East Provisional Headquarters of NTT

		July 1999	Senior Manager of Corporate Planning Department of Nippon Telegraph and Telephone East Corporation (“NTT East”)

		June 2002	Senior Vice President and Managing Director of Corporate Marketing Department I of the Company

		June 2004	Executive Vice President and Managing Director of Corporate Marketing Division of the Company

8	Harunari Futatsugi (November 23, 1951)	April 1976	Entered NTT Public Corporation	29
		January 1999	Senior Director of Corporate Strategy & Planning Department of the Company

		June 2001	General Manager, Saitama Branch of the Company

		June 2003	Senior Vice President and Managing Director of Network Planning Department of the Company

		June 2004	Senior Vice President and Managing Director of Personnel Development Department of the Company

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9	Kenji Ota (October 1, 1949)	April 1974	Entered NTT Public Corporation	20
		June 1998	Managing Director of Personnel Development Department of the Company

		June 2000	Managing Director of Global Coordination Department of the Company

		June 2003	Senior Vice President and General Manager, Fukuoka Branch of NTT DoCoMo Kyushu, Inc.

		June 2004	Executive Vice President and Managing Director of Marketing Division of NTT DoCoMo Kyushu, Inc.

		June 2005	Senior Vice President and Managing Director of General Affairs Department of the Company

10	Noriaki Ito (April 3, 1952)	April 1977	Entered NTT Public Corporation	21
		July 2003	Managing Director of Personnel Development Office, Senior Director of Corporate Strategy & Planning Department of NTT DoCoMo Hokkaido, Inc.

		September 2003	Managing Director of Corporate Strategy & Planning Department, Managing Director of Personnel Development Office of NTT DoCoMo Hokkaido, Inc.

		December 2003	Managing Director of Corporate Strategy & Planning Department of NTT DoCoMo Hokkaido, Inc.

		June 2004	Representative Director and Managing Director of Corporate & Strategy Planning Department of NTT DoCoMo Hokkaido, Inc.

		June 2005	Senior Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

16

11	Bunya Kumagai (October 13, 1952)	April 1975	Entered NTT Public Corporation	35
		April 2001	Managing Director of Sales Promotion Department of the Company

		June 2002	Managing Director of Agency Management Department of the Company

		April 2003	Managing Director of Sales Promotion Department of the Company

		June 2003	Senior Vice President and Managing Director of Sales Promotion Department of the Company

		June 2005	Executive Vice President and Managing Director of Marketing Division of NTT DoCoMo Tokai, Inc.

12	Kazuto Tsubouchi (May 2, 1952)	April 1976	Entered NTT Public Corporation	10
		June 1998	Senior Manager of General Affairs Department of NTT

		January 1999	Senior Manager of Department V of NTT-Holding Provisional Headquarters of NTT

		July 1999	Senior Manager of Department IV of NTT

		December 2000	General Manager, Kanazawa Branch of Nippon Telegraph and Telephone West Corporation (“NTT West”)

		June 2004	Senior Vice President and Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai, Inc.

13	Sakuo Sakamoto (October 15, 1958)	April 1981	Entered NTT Public Corporation	10
		April 1999	Senior Manager of Planning Department of NTT-East Provisional Headquarters, and Senior Manager of Department V of NTT-Holding Provisional Headquarters of NTT

		July 1999	Senior Manager of Planning Department of NTT East

		January 2003	Senior Manager of Personnel Department of NTT East

		July 2003	Senior Manager of Department I, and Senior Manager of Broadband Promotion Office of NTT

		February 2004	Senior Manager of Department I of NTT

		June 2005	Member of the Board of Directors of the Company

(Note) Sakuo Sakamoto is a candidate for an outside member of the board of directors.

17

Fifth Item of Business:	Election of 1 Corporate Auditor

As the term of office of Mr. Kazuo Yamanaka will expire at the close of this Meeting, it is proposed that one Corporate Auditor be elected.

The candidate therefor, to whom the Board of Corporate Auditors has given its approval, is as follows:

Name (Date of Birth)	History and Positions		Number of the Company Shares Owned
Katsuhiko Fujiwara (February 24, 1945)	July 1969	Entered NTT Public Corporation	10
	August 1993	General Manager, Chiba Branch of NTT
	June 1997	General Manager, Shikoku Branch of NTT

	January 1999	General Manager, Ehime Branch of NTT.

	July 1999	Senior Vice President and General Manager, Ehime Branch of NTT West

	June 2001	President and Representative Director of Telwel West Nippon Corporation [Other Principal Directorship] President and Representative Director of Telwel West Nippon Corporation

(Note)

1.	Katsuhiko Fujiwara is President of Telwel West Nippon Corporation, with which the Company has entered into entrustment contracts for freight transportation.

2.	Katsuhiko Fujiwara is a candidate for an external corporate auditor.

18

Sixth Item of Business:	Award of Retirement Benefits Payments to Retiring Directors and Award of Retirement Benefits Payments to Existing Directors and Corporate Auditors in Connection with the Abolishment of Retirement Benefits Payment System

It is proposed that retirement benefits payments be awarded to 2 Directors, Mr. Takashi Sakamoto and Mr. Yoshiaki Ugaki, who will resign at the close of this Meeting, in order to compensate them for their services during their terms of office, within a reasonable range in an amount to be determined in accordance with the prescribed standards of the Company. The determination of, among other things, amounts, payment date and methods, is proposed to be entrusted to the Board of Directors with regard to the retiring Directors.

The Company decided to abolish the retirement benefits payment system to Directors and Corporate Auditors based on a resolution of the Board of Directors adopted on May 12, 2006. In connection with this decision, it is proposed to award retirement benefits for the termination of the program to 10 directors of Masao Nakamura, Masayuki Hirata, Kunio Ishikawa, Seijiro Adachi, Takanori Utano, Kiyoyuki Tsujimura, Shuro Hoshizawa, Harunari Futatsugi, Kenji Ota, and Noriaki Ito, who will be reappointed if the Fourth Item of Business is approved at the Meeting, and 3 Corporate Auditors who will continue to serve in office, Keisuke Nakasaki, Shinichi Nakatani, and Shoichi Matsuhashi, in order to compensate them for their respective length of service up to the conclusion of this Meeting, within a reasonable range in an amount to be determined in accordance with the prescribed standard of the Company. The determination of, among other things, the amounts and methods, is proposed to be entrusted to the Board of Directors with regard to the Directors and to the Board of Corporate Auditors with regard to the Corporate Auditors. The date of payment is proposed to be after the expiration of their respective terms of office.

19

The Company has a prescribed internal standard concerning retirement benefits for Directors and Corporate Auditors, by which the amount of retirement benefits can be clearly calculated and which is available for inspection by shareholders.

The personal history of each of the retiring Directors is as follows:

Name	History
Takashi Sakamoto	June 2002	Senior Vice President and Managing Director of Public Relations Department of the Company

	June 2004	Executive Vice President and Managing Director of Marketing Division of the Company

Yoshiaki Ugaki	June 2004	Executive Vice President, Managing Director of Accounts and Finance Department and Chief Financial Officer of the Company

The personal history of Directors, who will be reappointed if the Fourth Item of Business is approved at the Meeting, and Corporate Auditors who will continue to serve in office, is as follows:

Name	History

Masao Nakamura	June 1998	Senior Vice President and Managing Director of Accounting Department of the Company

	January 1999	Senior Vice President and Managing Director of Accounts and Finance Department of the Company

	June 1999	Executive Vice President, Managing Director of Accounts and Finance Department and Chief Financial Officer of the Company

	June 2001	Executive Vice President and Managing Director of Mobile Multimedia Division of the Company

	June 2002	Senior Executive Vice President and Managing Director of Marketing Division of the Company

	June 2004	President and Chief Executive Officer of the Company

Masayuki Hirata	June 2000	Senior Vice President and Managing Director of Affiliated Companies Department of the Company

	June 2001	Executive Vice President, Managing Director of Accounts and Finance Department and Chief Financial Officer of the Company

	June 2004	Senior Executive Vice President and Managing Director of Global Business Division of the Company

20

Kunio Ishikawa	June 1999	Senior Vice President and Managing Director of Plant Constructing Department of the Company

	April 2000	Senior Vice President and Managing Director of Network Engineering Department of the Company

	June 2000	Senior Vice President and Managing Director of Personnel Development Department of the Company

	June 2002	Executive Vice President and Managing Director of Network Division of the Company

	June 2004	Senior Executive Vice President and Managing Director of Network Division of the Company

Seijiro Adachi	June 2004	Senior Executive Vice President of the Company

Takanori Utano	June 2001	Senior Vice President and Managing Director of Radio Network Development Department of the Company

	June 2002	Senior Vice President and Managing Director of Research and Development Planning Department of the Company

	June 2004	Executive Vice President, Managing Director of Research and Development Division and Chief Technical Officer of the Company

Kiyoyuki Tsujimura	June 2001	Senior Vice President and Managing Director of Global Business Department of the Company

	June 2002	Senior Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

	June 2004	Executive Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

	June 2005	Executive Vice President and Managing Director of Products & Services Division of the Company

Shuro Hoshizawa	June 2002	Senior Vice President and Managing Director of Corporate Marketing Department I of the Company

	June 2004	Executive Vice President and Managing Director of Corporate Marketing Division of the Company

Harunari Futatsugi	June 2003	Senior Vice President and Managing Director of Network Planning Department of the Company

	June 2004	Senior Vice President and Managing Director of Personnel Development Department of the Company

Kenji Ota	June 2005	Senior Vice President and Managing Director of General Affairs Department of the Company

Noriaki Ito	June 2005	Senior Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

Keisuke Nakasaki	June 2000	Full-time Corporate Auditor of the Company

Shinichi Nakatani	June 2002	Full-time Corporate Auditor of the Company

Shoichi Matsuhashi	June 2004	Full-time Corporate Auditor of the Company

21

Seventh Item of Business:	Amendment to Compensation of Directors and Corporate Auditors

At the 14th Ordinary General Meeting of Shareholders on June 21, 2005, it was approved to limit the maximum aggregate amount of compensation payable to members of the Board of Directors to thirty million (30,000,000) yen per month, and at the Seventh Ordinary General Meeting of Shareholders on June 24, 1998, it was approved to limit the maximum aggregate amount of compensation payable to members of the Board of Corporate Auditors to six million and five-hundred thousand (6,500,000) yen per month. However, because of the abolishment of the retirement benefits payment system to Directors and Corporate Auditors, and also because the remuneration to Directors and Corporate Auditors will be paid within the prescribed limit in the future in lieu of appropriating bonuses from the retained earnings due to the introduction of the Corporate Law, etc., it is proposed that the Company revise the aggregate compensation to members of the Board of Directors to six-hundred million (600,000,000) yen per year, and the aggregate compensation to members of the Board of Corporate Auditors to one-hundred fifty million (150,000,000) yen per year.

The number of Directors is currently 13 and the number of Corporate Auditors is currently 5.

-end-

22

To Exercise Your Voting Rights via the Internet

—Online Voting via a cellular handset—

1.	If you wish to exercise your voting rights using an i-mode-compatible handset or other cellular phone compatible with the Internet, please access the website designated by the Company through one of the following methods described in (1)-(3) below, and exercise your voting rights following the procedures explained in Item 2 on page 25:

(Note)	The designated website may not be accessible from some cellular phone models. For inquiries, please contact the Help Desk listed on page 27.

(1)	To access the designated website from “iMenu”:

-	(For shareholders using NTT DoCoMo Group handsets)

Please access the website from “iMenu” by following the steps below:

“iMenu”    ➢    3. Menu List    ➢    DoCoMo Menu     ➢    DoCoMo Home Page (Kanto-Koshinetsu)    ➢

IR Information ➢    15th General Meeting of Shareholders ➢    Mitsubishi UFJ Trust Bank (designated website for the exercise

of voting rights)    ➢    Log in

<Screen transition: example when accessing the designated site via FOMA>

(Note) The actual screen may appear differently from the above.

23

(2)	To access the designated website using “QR code”*

-	Please connect with the site by reading the “QR code” below using a handset embedded with a bar code reader feature. For details of operation, please refer to the “instruction manual” of your own cellular phone.

< QR Code for accessing the designated website >

[For shareholders using a NTT DoCoMo Group handset]	[For shareholders using a handset of operators other than NTT DoCoMo Group]

(Note) If you are connected to a site other than the designated website for exercising your voting rights, please try to reestablish the access by reading the “QR code” again, or by making a connection through an alternative method.

* “QR code” is a registered trademark of Denso Wave Incorporated

(3)	To access the designated website by directly inputting the address

-	Please access the website by inputting the address below, after connecting the Internet from your cellular phone. For details of operation, please refer to the “instruction manual” of your own cellular phone:

[For shareholders using a NTT DoCoMo Group handset] Address of website for exercise of voting rights: http://i.nttdocomo.co.jp/ir/

[For shareholders using handsets of operators other than NTT DoCoMo Group] Address of website for exercise of voting rights: http://www.evote.jp/

(Note).

If voting is done through either of the above methods, your cellular phone information may need to be transmitted to us depending on the model. This feature, however, will not transmit the cellular phone number. When the message below appears on the screen, you are requested to agree to the transmission of your cellular phone information.

24

2.	When voting rights are exercised via cellular phone, please use the “Voting Rights Exercise code” and temporary password shown on the enclosed proxy form. You will be required to input your votes in accordance with screen directions. To prevent improper access by persons other than the shareholder (imposters) and alteration of votes, it is requested that you convert the temporary password to a new one by accessing the designated website for exercise of voting rights.

(1) Each time a general meeting of shareholders is convened, notification will be given of a new “Voting Rights Exercise code.”

(2) Shareholders who have agreed to receive notifications of a general meeting of shareholders by electronic mail on their personal computers are requested to be mindful that the password remains in effect until the shareholder changes it. In the event you have forgotten your password or input a wrong code in a sequence to disable the use of your password, please obtain “Password Initialization Application Format” from Mitsubishi UFJ Trust Bank, the Company’s registrar, fill the necessary items, impress your seal thereon, and return it to the address indicated on page 27.

3.	Votes cast from a cellular handset will be accepted up to midnight on the day prior to the general meeting of shareholders, i.e., June 19, 2006 (Monday). Because of the time required for tabulation of the results, we request that you vote as early as possible.

4.	In the event of duplication of votes on the proxy form and electronic voting from a cellular handset, the latter shall be deemed effective.

5.	In the event multiple votes were cast from a cellular handset, the last vote received shall be deemed effective. Also, in the event of duplication of votes from online voting via personal computers and a cellular phone, the last vote received shall be deemed effective.

6.	Please be aware that the communication charges required for accessing the voting website shall be born by the shareholders.

25

—Online Voting from a Personal Computer—

1.	If you wish to exercise your voting rights from a personal computer, please access the Company’s designated: (http://www.evote.jp/)

2.	If you choose to exercise your voting rights from a personal computer, please use the “Voting Rights Exercise code” and temporary password shown on the enclosed proxy form. They are required to input your votes in accordance with screen directions. To prevent improper access by persons other than the shareholder (imposters) and alteration of votes, it is requested that the shareholder convert the temporary password to a new one or obtain an electronic certificate by accessing the voting website.

(1) Each time a general meeting of shareholders is convened, notification will be given of a new “Voting Rights Exercise code.”

(2) Shareholders who have agreed to receive notifications of a general meeting of shareholders by electronic mail on their personal computers are requested to be mindful that the password remains in effect until the shareholder changes it. In the event you have forgotten your password or input a wrong code in a sequence to disable the use of your password, please access the above-mentioned UFJ Trust Bank’s website for the exercise of voting rights (http://www.evote.jp/) and download “Password Initialization Application Format” from the “Personal Authentication” screen that appears after pressing the “Exercise Voting Rights” button or the “Various Applications” button, fill the necessary items, impress your seal thereon, and return it to the address indicated on page 27.

3.	It may not be possible to exercise voting rights electronically depending on the Internet environment of the shareholder, if, for example, a firewall is employed for Internet access, anti-virus software is set up, or proxy server is used, etc.

4.	Votes cast from a personal computer will be accepted up to midnight on the day prior to the general shareholders meeting, i.e., June 19, 2006 (Monday). Because of the time required for tabulation of the results, we request that you vote as early as possible.

5.	In the event of duplication of votes on the proxy form and electronic voting from a personal computer, the latter shall be deemed effective.

6.	In the event multiple votes were cast from a personal computer, the last shall be deemed effective. Also, in the event of duplication of votes from online voting via personal computers and a cellular phone, the last shall be deemed effective.

7.	The costs that may arise in relation to the access to the voting website, e.g., connection charges, etc., shall be born by the shareholder.

8.	The Company sends notifications of general meeting of shareholders by electronic mail to shareholders who have given their prior consent. Applications are accepted on the voting site. Shareholders who desire such notification of the next meeting are urged to complete the procedure.

26

For inquiries pertaining to the use of cellular phones or personal computers, please contact:

Mitsubishi UFJ Trust and Banking Corporation (Help Desk)

0120-173-027 (Toll free number, 9:00-21:00)

Address to send the “Password Initialization Application Format”:

Mitsubishi UFJ Trust and Banking Corporation, Securities Department

7-10-11 Higashisuna, Koutou-ku,

Tokyo 137-8081, Japan

27

Information Map of the Place of the General Meeting of Shareholders

Place of meeting:	Tsuru on The Main Banquet Floor (first floor)
Hotel New Otani
4-1 Kioicho, Chiyoda-ku, Tokyo

[Access]

(1)	Nine minutes on foot from Kojimachi Station (No. 2 Exit) of Tokyo Metro Subway Yurakucho Line

(2)	Ten minutes on foot from Nagatacho Station (No. 7 Exit) of Tokyo Metro Subway Hanzomon Line and Nanboku Line

(3)	Ten minutes on foot from Akasakamitsuke Station (through Akasaka underground passage [D] and Exit to Kioicho) of Tokyo Metro Subway Marunouchi Line and Ginza Line

(4)	Nine minutes on foot from Yotsuya Station (No. 1 Exit) of Tokyo Metro Subway Marunouchi Line and Nanboku Line

(5)	Nine minutes on foot from Yotsuya Station (Kojimachi Exit) of JR Chuo Line and Sobu Line

Request to attendants:	Please refrain from coming to the place of meeting by car, since the roads around the venue and parking lots are expected to be congested on the day of meeting.

28

Report for the 15th Fiscal Year

For the Year from April 1, 2005, to March 31, 2006

NTT DoCoMo, Inc.

This is an English translation of the Report for the 15th Fiscal Year (the “Report”) of NTT DoCoMo, Inc (“DoCoMo”). This translation includes a translation of the audit report of KPMG AZSA & Co., DoCoMo’s independent auditor, of the financial statements included in the original Japanese language Report. KPMG AZSA & Co. has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Report.

MESSAGE FROM THE PRESIDENT

Dear Shareholders:

I am delighted to present this report on our business results for the 15th fiscal term (from April 1, 2005, to March 31, 2006).

During the term the NTT DoCoMo Group continued its efforts to enhance competitiveness on the basis of its “customer centric” philosophy, and these met with successes that included gaining the biggest market share of net additional subscribers.

We remain committed to the sustained increase of corporate value by means of ongoing across-the-board improvements in handset, service, and network quality, and of seeking out and expanding new sources of revenue.

I hope that you will continue to honor us with your goodwill and support.

Masao Nakamura

President and CEO

May 2006

BUSINESS REPORT

Documents attached to the “Notice of Convocation of the 15th Ordinary General Meeting of Shareholders”

(For the year from April 1, 2005, to March 31, 2006)

Note:	The term “FY2005” hereinafter refers to the fiscal year ended March 31, 2006, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

I. Business Overview

1. Developments and Results of Operations

(1) General Business Conditions within the Corporate Group

During the fiscal year ended March 31, 2006, the Japanese economy generally remained on its recovery track. Corporate earnings were sustained at a high level, causing capital investment to continue to rise, while the firm undertone of consumer spending grew further in strength.

Competition in the Japanese cellular phone market is expected to become increasingly fierce in the future, with the introduction of mobile number portability* and market entry by new entrants scheduled for this fiscal year ending March 31, 2007 in addition to the increase of cellular phone penetration rates and diversifying user needs.

Under these market conditions, the NTT DoCoMo Group adhered firmly to its “customer centric” perspective with the objective of enhancing its medium-term competitiveness, revising its charges strategically and formulating easy-to-understand billing plans, as well as improving its lineup of handsets and services. We also endeavored to further enhance the competitiveness of our core mobile phone services by comprehensive measures that included upgrading network quality both outdoors and within buildings, wherever our customers use our services, and making ongoing improvements to after-sales service. In addition, with the aim of evolving the mobile phone into an essential tool in people’s daily lives and business activities, we fostered collaboration between the NTT DoCoMo Group services and various commercial business activities, and by such means as investments in and tie-ups with related companies, we made vigorous efforts to expand our sphere of activity and secure new sources of revenue. Favorable progress was also made with the globalization of i-mode services, with the result that , as of March 31, 2006, they were being provided in a total of 15 countries and regions worldwide, including Japan, and the total number of mobile phone subscribers of the NTT DoCoMo Group and its alliance partners exceeded 250 million.

We reviewed business activities that did not meet our profitability criteria, making the decision to terminate the “Quickcast” and PHS services. In addition, steps were taken to increase operating efficiency, including the introduction of FOMA handsets that enabled procurement costs to be reduced, and the introduction of more economical base station equipment, so as to ensure more efficient investment in base stations.

In the sphere of corporate governance, a corporate officer system was introduced in June 2005. This strengthened business-execution capabilities and enhanced the management-supervision functions of the Board of Directors.

As a result of these activities, we found and won new subscribers to mobile phone services and reduced the churn rate still further. The net increase in the number of subscribers for mobile phone services totaled 2.32 million (a 48.4% share of the aggregate net increase), the highest in the industry. Nevertheless, strategic adjustments to charges caused average revenue per contract to decline, and unit sales of handsets also fell. As a result of these and other factors, consolidated operating revenues recorded a year-on-year decline to ¥4,765.9 billion. On the other hand, operating income rose from the previous fiscal year, to ¥832.6 billion, owing to factors such as the fall in sales-related expenses.

Our sale of Group holdings of shares of Hutchison 3G UK Holdings Limited , a U.K. company, and of KPN Mobile N.V., a Netherlands company, gave rise, respectively, to ¥62.0 billion of gain on sale of affiliate shares, and ¥40.0 billion of gain on sale of other investments. As a result, consolidated income before income taxes totaled ¥952.3 billion, and consolidated net income totaled ¥610.5 billion.

* A system in which users of mobile phones can transfer their subscriptions to other providers without the need to change their telephone numbers.

Note: Consolidated financial information has been prepared in accordance with U.S. GAAP throughout this report.

Trends in the Number of Cellular and PHS Subscribers over the Past Five Fiscal Years

	(Thousands of subscribers)
	FY2001	FY2002	FY2003	FY2004	FY2005
Total subscribers in Japan	75,047	81,406	87,056	91,474	96,484

Trends in Churn Rate over the Past Five Fiscal Years	(Percent)
	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)
NTT DoCoMo Group subscribers	1.18	1.23	1.21	1.01	0.77

Trends in Operating Revenues over the Past Four Fiscal Years

(Billions of yen)
Consolidated
12th Fiscal Term (FY2002)	4,809.1
13th Fiscal Term (FY2003)	5,048.1
14th Fiscal Term (FY2004)	4,844.6
15th Fiscal Term (FY2005)	4765.9

Trends in Operating Income over the Past Four Fiscal Years

(Billions of yen)
Consolidated
12th Fiscal Term (FY2002)	1,056.7
13th Fiscal Term (FY2003)	1,102.9
14th Fiscal Term (FY2004)	784.2
15th Fiscal Term (FY2005)	832.6

Trends in Income before Income Taxes over the Past Four Fiscal Years

(Billions of yen)
Consolidated
12th Fiscal Term (FY2002)	1,043.0
13th Fiscal Term (FY2003)	1,101.1
14th Fiscal Term (FY2004)	1,288.2
15th Fiscal Term (FY2005)	952.3

Trends in Net Income over the Past Four Fiscal Years

(Billions of yen)
Consolidated
12th Fiscal Term (FY2002)	212.5
13th Fiscal Term (FY2003)	650.0
14th Fiscal Term (FY2004)	747.6
15th Fiscal Term (FY2005)	610.5

(2) Segment Information

■	Mobile Phone Businesses

At March 31, 2006, the number of subscribers for the group’s mobile phone services totaled 51.14 million, of which 23.46 million were accounted for by FOMA service subscribers, boosted by a steady shift of subscribers from mova services. The business situation in this segment is set out below.

➢Strategic adjustments to charges

In November 2005, we introduced a new plan unifying the charge structures for the FOMA and mova services, giving customers simple and easy-to-understand billing plans. This has made it easy for customers to select the optimum plan, and the charges appear more reasonable to them. At the same time, we introduced the “New Ichinen Discount,” a scheme in which the rate of discount on basic usage charges is increased in proportion to the number of years that subscription contracts have been held. In addition, for all new billing plans for FOMA services, we made it possible for subscribers to use “pake-hodai,” a flat-rate packet communication service for i-mode subscribers, giving customers greater peace of mind in using i-mode services. Also, for young people up to junior-high-school age and people aged 60 or more, we inaugurated the “Fami-wari Wide,” offering them low monthly basic usage charges, and enabling us to develop new customer segments.

➢Improvement of handset lineup and services

We continued to take active steps to satisfy our customers’ diverse needs by enhancing our handset lineup and services.

In the FOMA handset range, we launched the “FOMA 901iS” and “FOMA 902i” series, two high-end series incorporating state-of-the-art capabilities, and launched the standard-model “FOMA 700iS,” “FOMA 701i” and “FOMA 702i” series incorporating principal functions as standard features. Furthermore, we launched the concept-oriented “FOMA SA800i,” a kid’s mobile phone oriented towards protecting children, which has a favorable reception, and other conceptual models including the “DOLCE,” the “FOMA Raku Raku PHONE II,” the “prosolid II,” the “Raku Raku PHONE Simple” and the “FOMA P901iTV.”

In the mova handset range, we sought to create an extensive lineup in parallel with the FOMA range, including through the launch of the “RADIDEN” and the “mova N506iSII.”

With regard to new services, we sought to expand the range of customers using i-mode services by launching the “i-channel” service, which enables users to receive up-to-date news, weather and other information automatically, without the need for special manipulation of their handsets. We also widened the range of use of “Osaifu-Keitai”* wallet phones by inaugurating the new “ToruCa” wallet phone function to enable users to capture store coupons, store-guide and similar information in handsets. We launched the “PushTalk” service that allows multiple users to speak simultaneously, offering users a new mode of communication unprecedented in the field of cellular phones. Other new launches included those of “My DoCoMo” and the “imadoco search” location service.

* “Osaifu-Keitai” refers to mobile phones equipped with a contactless IC chip, as well as the useful function and services enabled by the IC chip. With this function, a mobile phone can be utilized as an electronic wallet, a credit card, an electronic ticket, a membership card, an airline ticket, and more.

➢Enhancement of after-sales service and network quality

In the sphere of after-sales service, we took steps to further enhance the “Premier Club Reliable Support” service for DoCoMo Premier Club members. These included a service to provide free-of-charge battery pack replacements that was launched during the fiscal year ended March 31, 2005 and had a very favorable reception, and a service providing three years of free handset repairs for malfunctions covered by the warranty. We also started support for handset repairs for malfunctions not covered by the warranty, and support for customers experiencing a problem with a handset (e.g. water damage, theft, loss) within one year of purchase and wishing to replace it with one of the same model and color.

With regard to the network, steps were taken to strengthen competitiveness. These took the form of the expansion of the FOMA service area and enhancement of service quality to match customers’ diverse needs, and engineering work on network equipment to meet growth in communications demand.

➢Further development of the “Osaifu-Keitai” wallet phone

In December 2005, we launched our new “iD” credit brand, a new settlement platform that uses the “Osaifu-Keitai” wallet phone as its settlement medium. For services provided by credit card companies that adopt the system, credit settlement can be effected immediately without the need for a signature, simply by holding the phone up to a scanner (reader) installed in a member retailer’s outlet. In collaboration with our partner, Sumitomo Mitsui Card Company, Limited, we have been making vigorous efforts to recruit member retailers and spread the use of compatible services. In addition, tie-ups have been concluded with companies such as FamilyMart Co., Ltd., am/pm Japan Co., Ltd., ÆON Co., Ltd., and LAWSON, INC., and decisions have been taken to introduce settlement services compatible with “iD” into the outlets of these partner companies. With regard to the “DCMX” credit service through which the NTT DoCoMo Group issues its own credit cards, preparations were made for their scheduled inauguration in April 2006.

In January 2006, East Japan Railway Company launched its “Mobile Suica”* service, a members-only service that utilizes DoCoMo wallet phones. The service enables members to enter and exit from railroad stations simply by holding up their wallet phones to the ticket gates, further broadening the range of uses of the “Osaifu-Keitai” phone.

As of the end of the year under review, the number of the DoCoMo Group’s “Osaifu-Keitai” service subscribers totaled 11.8 million.

* “Mobile Suica” is a registered trademark of East Japan Railway Company.

➢Development of international services

In order to make it even more convenient to use our international roaming services, by the end of March 2006, we expanded the service area of international roaming-out services for voice calls and Short Message Service (SMS) to 132 countries and areas; for packet communications to 69 countries and areas; and for videophone calls to 23 countries and areas. New handsets introduced during this fiscal year included the “FOMA M1000” and “FOMA NM850iG,” which can be used both within Japan and overseas. As a measure to promote usage by customers, has applied unused portions of communications allowances for basic usage charges and the Packet Pack discount service to international services such as WORLD WING and WORLD CALL, and we also lowered WORLD CALL charges. In addition, we began providing our international multimedia messaging service (MMS), which enables our subscribers to send and receive e-mail with images , and we established our first overseas service counter, the DoCoMo WORLD Counter in Hawaii, with the aim of further expanding services and enhancing convenience.

➢Corporate marketing

In December 2005, we launched the “DoCoMo Business Premier Club” as a membership service for corporate customers, with the aim of enhancing their convenience and boosting customer satisfaction. This provides preferential services to members, including a service to award points for payments for the purchase of group products and for repairs, and a service to provide free rental of replacement handsets in the event of problems with FOMA handsets. Additionally, for the machine-to-machine communication market, we launched the “FOMA Ubiquitous Module,” a compact, lightweight dedicated FOMA packet communications terminal for incorporation into a variety of electrical equipment.

➢Satellite	mobile communications services

In the field of satellite mobile communications services, the growing consciousness among the Japanese public of the need for measures to deal with disasters has caused brisk sales for use in disaster situations.

The numbers of subscribers for principal services in the Mobile Phone Businesses are summarized below.

	At the end of FY2004 (Thousands of subscribers)	At the end of FY2005 (Thousands of subscribers)	Change FY2004 - FY2005 (Percent)
Cellular services[1]	48,825	51,144	4.7
FOMA services	11,501	23,463	104.0
i-mode services[2]	44,021	46,360	5.3
Satellite mobile communications services	33	37	10.1

(Notes)

1.	The number of communication module service subscribers (544,000 at the end of FY2004, and 665,000 at the end of FY2005) has been included in the numbers of subscribers to cellular services.

2.	The number of i-mode service subscribers is the aggregate of FOMA subscribers (11,353,000 at the end of FY2004, and 22,914,000 at the end of FY2005) and mova subscribers (32,667,000 at the end of FY2004, and 23,446,000 at the end of FY2005).

Trends in the Number of Cellular Phone Subscribers and FOMA Subscribers over the Past Four Fiscal Years

	(Thousands of subscribers)
	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)
NTT DoCoMo Group Cellular phone subscribers	44,149	46,328	48,825	51,144
FOMA subscribers	330	3,045	11,501	23,463

Notes: Communication module service subscribers are included.

Trends in the Number of i-mode Subscribers over the Past Four Fiscal Years

(Thousands of subscribers)
Consolidated
12th Fiscal Term (FY2002)	37,758
13th Fiscal Term (FY2003)	41,077
14th Fiscal Term (FY2004)	44,021
15th Fiscal Term (FY2005)	46,360

■	PHS Business

With regard to the PHS service, the number of subscribers had been declining as a result of factors such as the lowering of charges for mobile phone services, and we decided to stop accepting new PHS subscriptions on April 30, 2005 and plan to terminate PHS services during the three months ending December 31, 2007.

We will continue to encourage current users of our PHS services to shift to FOMA services.

The numbers of subscribers are set out below.

	At the end of FY2004 (Thousands of subscribers)	At the end of FY2005 (Thousands of subscribers)	Change FY2004 - FY2005 (Percent)
PHS services	1,314	771	(41.3)

■	Miscellaneous Businesses

➢Active development of public wireless LAN service

In addition to the existing “Mzone” public wireless LAN service, we began offering the “U public wireless LAN course” as an optional service in its FOMA “mopera U” internet connection service.

➢Termination of “Quickcast” services

The Company stopped accepting new subscriptions to “Quickcast” services as of June 30, 2004, and has decided to terminate the services at March 31, 2007.

➢Other business

In addition to the above business activities, the group endeavored to increase revenues by such means as taking advantage of its mobile technologies and know-how for the development and sale of various types of system solutions, and by generating mobile advertising revenue through its i-mode sites.

The principal new services and products launched by the Company during FY2005 are summarized in the table below.

Principal new services launched during FY2005

Name	Overview
My DoCoMo	A comprehensive support site for access by personal computers that integrates the DoCoMo Billing Site, DoCoMo e-site, DoCoMo Premier Club, etc.

i-channel	Service that enables users to receive the latest news and weather, entertainment, sports, and other information displayed on the handsets’ standby screens with no need for special manipulation

PushTalk	A service that permits simultaneous one-way voice communication by several people by using the FOMA packet-communications network

ToruCa	Service that by holding “Osaifu-Keitai” wallet phones up to store readers (scanners) or downloading from i-mode sites, enables users to capture a wide variety of information such as store coupons and store guides into their mobile phones, and use it

iD	Credit brand that uses “Osaifu-Keitai” wallet phone functions as a settlement medium

DoCoMo Business Premier Club	Membership-based service for corporate customers that awards points in accordance with the value of phone usage and provides an various types of preferential services for members

imadoco search	Service capable, with the use of i-mode compatible terminals or personal computers, of confirming the location on a map of a FOMA handset being used by another party

Principal new products launched in FY2005

Name	Overview
FOMA 901iS series	Handset series in which all models have “Osaifu-Keitai” wallet functions and incorporate PDF viewers and advanced security features

FOMA M1000	Handset for business consumers and corporate customers, configured for international roaming and incorporating capabilities for accessing wireless LANs for overseas telephonic communications and packet transmissions

DOLCE	Elegant and easy-to-use handset whose features include a surface covering of artificial leather

FOMA Raku Raku PHONE II	Handset designed with ease of use in mind, incorporating features such as “Yukkuri voice” capability to make incoming voices easier to understand

FOMA 701i series FOMA 702i series	Highly individualistic handset series incorporating all basic FOMA capabilities and with enhanced designer features

FOMA SA700iS	The first FOMA handset to incorporate GPS functions

RADIDEN	Handset incorporating an AM/FM/TV 3-band radio tuner

FOMA 902i series	Handset series with enhanced functions that incorporates various types of functions such as “PushTalk,” “ToruCa,” “Osaifu-Keitai,” and “i-channel”

prosolid II	A stylish handset that is the slimmest, at just 16.7 mm, for FOMA services

Raku Raku PHONE Simple	Handset dedicated to ease of use, its functions limited to voice conversations, and with a simplified mode of operation

FOMA P901iTV	Handset enabling users to view terrestrial digital television broadcasts beamed to mobile phones and other mobile terminals (“One-Segment”) as well as data broadcasts

Kids PHONE FOMA SA800i	Handset for children that is equipped with security features such as automatic voice messaging and a loud anti-crime buzzer able to be linked with its capability of tracking and notifying its location

FOMA N701iECO	Earth-friendly handset whose body is made of environmentally conscious bio-plastic material

FOMA NM850iG	Handset for the “WORLD WING” international roaming service, usable both within Japan and overseas

Operating revenues and operating income (loss) from each business area in FY2005 were as described below.

	Business	FY2004 (Billions of yen, and as a percentage of operating revenues)	FY2005 (Billions of yen, and as a percentage of operating revenues)	Change FY2004 - FY2005 (Percent)
Operating revenues	Mobile phone businesses	4,755.8 98.2%	4,683.0 98.2%	(1.5)
	Voice (FOMA + mova)	3,086.3 63.7%	3,038.7 63.8	(1.5)
	FOMA services	514.7 10.6%	1,169.9 24.5	127.3
	Packet (FOMA + mova)	1,060.7 21.9%	1,119.5 23.5	5.5
	FOMA services	260.7 5.4%	613.3 12.9	135.3
	PHS business	63.1 1.3%	41.7 0.9	(33.8)
	Miscellaneous businesses	25.7 0.5%	41.1 0.9	60.0
	Total	4,844.6 100.0%	4,765.9 100.0	(1.6)
Operating income (loss)	Mobile phone businesses	875.4 —	844.4 —	(3.5)
	PHS business	(85.9 —)	(9.5 —)	—
	Miscellaneous businesses	(5.3 —)	(2.3 —)	—
	Total	784.2 —	832.6 —	6.2

Notes

1.	The operating revenues for Voice mobile phone business include circuit-switching data communications.

2.	As of FY2005, “Quickcast” services, which were previously reported separately, are included in “Miscellaneous businesses,” and international dialing services are no longer included in “Miscellaneous businesses” but in “Mobile phone businesses.” The same change has been applied to the figures for FY2004.

Revenues for international services for FY2004 are not included in “FOMA services” because it is difficult to separate into those for the FOMA service and the mova service. (Revenues for international services for FY2005 included in “FOMA services” were ¥13.5 billion from voice services and ¥1.2 billion from packet services.

Trends in Operating Income from Mobile Phone Businesses over the Past Four Fiscal Years

(Billions of yen)
Consolidated
12th Fiscal Term (FY2002)	1,090.0
13th Fiscal Term (FY2003)	1,141.4
14th Fiscal Term (FY2004)	875.4
15th Fiscal Term (FY2005)	844.4

Note:	Operating income (loss) from Mobile Phone Businesses includes that from international dialing services. Figures for the 12th and 13th fiscal terms have not been audited by independent auditors.

Trends in Operating Income (Loss) from PHS Business over the Past Four Fiscal Years

(Billions of yen)
Consolidated
12th Fiscal Term (FY2002)	(28.3)
13th Fiscal Term (FY2003)	(35.5)
14th Fiscal Term (FY2004)	(85.9)
15th Fiscal Term (FY2005)	(9.5)

(3)	Group Capital Expenditures

Capital expenditures in FY2005 totaled ¥887.1 billion. This spending was devoted primarily to active capital investment for the expansion of the FOMA service area, including the development of the FOMA Plus-Area*, so as to meet the increase in demand for communications services, and also to enhance the reliability of communications networks. Another key area of investment was in telecommunications equipment and in equipment for testing and research required for new services such as i-channel and PushTalk. Steps were also taken to improve the efficiency of capital investment and reduce the associated costs, including by reducing procurement prices, introducing economical base-station equipment, and devising stratagems for design and engineering works.

* This refers to service areas that have been expanded to include areas in which it was not previously possible to use FOMA, including mountain areas. FOMA Plus-Area compatible models can be used in the FOMA Plus-Area in addition to the existing FOMA service area.

Principal facilities and equipment completed during FY2005 are set out below.

Item			No. of facilities

Cellular services	FOMA	Newly installed base stations	9,477 stations
		Local switches	2 units
	mova	Newly installed base stations	771 stations
		Local switches	15 units

Long-distance transmission lines			119 sections

Note: No new buildings for communications equipment were established during the year under review.

Trends in Capital Expenditures over the Past Four Fiscal Years

(Billions of yen)
Consolidated
12th Fiscal Term (FY2002)	854.0
13th Fiscal Term (FY2003)	805.5
14th Fiscal Term (FY2004)	861.5
15th Fiscal Term (FY2005)	887.1

Distribution of Capital Expenditures by Segment (FY2005; Consolidated)

Consolidated (%)
FOMA services	67.9
i-mode services	3.3
mova services	4.1
Transmission lines	9.2
PHS Business	0.1
Common facilities (telecommunications system, etc)	15.4

Note: Segment figures have not been audited by independent auditors.

(4) Group Financing Activities

During FY2005, the NTT DoCoMo group raised no funds by such means as capital increases, the issuance of corporate bonds or long-term debt.

(5) Group Research and Development Activities

Research and development expenditures during the year totaled ¥110.5 billion. The principal research and development activities were as described below.

Research and development activities carried out by the group during FY2005 centered on expanding and reinforcing FOMA services, enhancing the functional capabilities of i-mode services, and increasing the IP orientation of networks. The group also carried out basic research into technologies for the future evolution of mobile communications.

Products and services brought into practical use during the year included “PushTalk,” mobile phones able to receive “One-Segment” terrestrial digital television broadcasts for mobile phones and other mobile terminals, and mobile phones that incorporate numerous security features.

In addition, the Company took steps to enhance the quality of existing services and the functional capabilities of its networks. These included the development of a service that enables mail with attached images to be exchanged internationally, a positioning service using the GPS technology, a dedicated 2 GHz band antenna distribution system to upgrade area quality, for example within buildings and underground, and common base equipment for IP service management in preparation for the development of new IP-based services in the future.

With regard to technologies to be brought into practical use soon, progress was made with the development of mobile phones with the “IrSimple”1 high-speed infrared communications protocol and of micro fuel cells designed to increase battery capacity. Also, to meet the increase in demand for FOMA services, progress was made with the development of 1.7 GHz band FOMA service base-station equipment and mobile phones, and also with the development of mobile phone platforms that unify basic software sets, with the objective of stimulating the global spread of W-CDMA and cutting the cost of compatible handsets. Steps were also taken to develop HSDPA2, designed to achieve high-speed and efficient packet transmission, and to pursue development aimed at the full IP-orientation of networks so as to make them both flexible and economical.

With respect to future technologies, research was conducted on wireless access methods to enable high-speed packet transmission, including a successful field experiment in which the Company achieved 2.5Gbps packet transmission in the downlink. Additionally, preparations were made for IEEE 802.16e (WiMAX)3 standard proving field trials, and further progress was made in research into strengthening the security of future mobile devices, and also in research on networks, terminals, and media relating to the creation of new means of communication suitable for a ubiquitous communications society.

1.	High-speed wireless communications protocol using infrared.

2.	A W-CDMA high-speed packet transmission technology.

3.	Common name for the IEEE 802.16 standard relating to wireless high-speed networks.

Trends in Research and Development Expenses over the Past Four Fiscal Years

(Billions of yen)
Consolidated
12th Fiscal Term (FY2002)	126.2
13th Fiscal Term (FY2003)	124.5
14th Fiscal Term (FY2004)	101.9
15th Fiscal Term (FY2005)	110.5

(6) Group CSR Activities

Due to the wide adoption and advancement of mobile communications services, cellular phones have become indispensable tools for people’s daily activities. The rapid growth in its uptake, on the other hand, has also caused some negative social problems, such as unwanted bulk emails and crimes committed involving the use of cellular handsets. Meanwhile, people’s concerns about earthquakes and other natural disasters as well as global environment have heightened in recent years.

Under these circumstances, we have worked to improve the reliability of our communications facilities and network and reinforced countermeasures against disasters, strongly aware of our mission to fulfill our corporate social responsibility (CSR). As a part of our measures to tackle social problems resulting from the use of cellular phones, we have continuously worked to prevent unsolicited bulk emails, and responded to the issues addressed in the surveys and research programs conducted by the Mobile Society Research Institute. In addition, we have actively promoted various environmental conservation and social contribution activities on a continual basis, including the collection and recycling of used mobile phone handsets and accessories, saving on paper resources by offering an “e-billing service” which provides customers’ bills through our website or by e-mail message, the “DoCoMo Woods” forestation campaign, and encouraging our employees to take part in various community works as volunteers.

At the NTT DoCoMo group, we believe that it is our social mission to help shape a safer and more peaceful world. To realize this goal, we set forth “DoCoMo Anshin Mission” during the fiscal year ended March 31, 2006, under which the whole corporate group implemented various measures and promoted technical innovations in a comprehensive and unified approach.

DoCoMo Anshin Mission

- Protection of privacy	- Anti-crime measures
- Care and protection of children	- Further effort to improve mobile phone etiquette
- Support at times of malfunction or loss	- Wireless software renewal
- Seeking universal design	- Consideration for the environment
- Preparation for disasters

As part of the “DoCoMo Anshin Mission,” the following are among the new measures that have been initiated.

- The Company has taken steps to prevent phishing, and anti-spam measure have been enhanced by enabling users to add functions for setting acceptance and refusal levels for i-mode mail.

- NTT DoCoMo Keitai safety schools have been held to teach children about correct and safe mobile phone use and proper etiquette. So far, some six hundred of these courses have been held in elementary schools, junior and senior high schools, and local communities throughout Japan.

- To give children’s guardians greater peace of mind when giving mobile phones to children, the Company has launched the “FOMA SA800i” Kids PHONE, which incorporates numerous safety features. It also inaugurated the “imadoco search” service for enabling the approximate location of the handset carrier to be identified, and the “Kids iMenu” to ensure the listing only of content suitable for children.

- In the “Hearty Discount” billing plan for physically challenged persons DoCoMo has waived administration fees for changes of model or contract in addition to other waived fees.

- As part of the Company’s environmentally friendly approach, it launched “FOMA N701iECO” handsets, which use bio-plastic of plant origin for its body material.

- To increase the ease of use of the “i-mode Disaster Message Board Service,” the packet transmission charges for the registration and confirmation of information notifying family and friends of personal safety and whereabouts have been reduced to zero. An additional function enables users, when registering such information, to have its content notified to e-mail addresses designated in advance by i-mode mail, and it has also been made possible to confirm messages concerning people’s safety and whereabouts from overseas by i-mode service.

2. Issues Facing the Group

In Japan’s mobile communications market, competition among carriers is projected to grow increasingly fierce. Among the factors fuelling this are the scheduled introduction of mobile number portability in the autumn of 2006, and the impending arrival of new market entrants.

Amid this environment, the NTT DoCoMo Group will carry out its business operations based on three cornerstones: “Further strengthening of core businesses,” “Creation of new sources of revenue,” and “Cost reduction.”

➢ Further strengthening of core businesses

The group’s main priority is to ensure that its services give its customers satisfaction and the desire to go on using them, and for that purpose it will make every effort to provide ever-more-attractive products and services to cater to every conceivable need. In addition, by building high-quality and reliable networks and ensuring the constant improvement of after-sales-service, the group will continue to strengthen its comprehensive competitiveness, to gain new subscribers and further reduce the churn rate, and to promote the use of its services.

➢ Creation of new sources of revenue

The NTT DoCoMo Group is addressing the maturation of the mobile phone market by taking steps to create new sources of revenue, and to that end it will maintain its efforts to expand its spheres of business around its three growth vectors of “multimedia,” “ubiquity,” and “globalization.” Specifically, we are scheduling the start of our HSDPA service in the summer of this year, and we are confident that the provision of new services that take advantage of high-speed packet transmission will lead to a further increase in the use of mobile phones. With respect to international services, through the ongoing expansion of roaming services in conjunction with overseas providers, we intend to improve customer convenience and to expand our revenues.

To establish new spheres of business that are not dependent on traffic revenues we will vigorously—in collaboration with other enterprises—deploy a variety of services that use “Osaifu-Keitai” wallet phone functions, for example the NTT DoCoMo Group’s “DCMX” credit service via “iD.” In addition to creating new sources of revenue in this way, we aim to augment the scale of our business in other ways, including by strategic investments and tie-ups both within Japan and overseas.

➢ Cost reduction

To ensure the efficient management of our core businesses and the expansion of new business, we will enhance the efficiency of our operations. Steps to achieve that will include the reduction of handset procurement costs and network costs by revising its business processes, and the efficient management of commissions to agent resellers.

Through steps outlined above, we will continue to enhance our corporate value by evolving our cellular services from the perspective of innovation and users’ safety, with the aim of transforming cellular phone into convenient tools for users’ dailylife and business. At the same time, the NTT DoCoMo group will strive to gain the trust and confidence of all its stakeholders by addressing compliance-related matters and CRS activities.

Upon the enforcement of the Law for the Protection of Personal Information in Japan in April 2005, the NTT DoCoMo Group appointed a Chief Privacy Officer (CPO) and strengthened its structure for the protection of personal information, at the same time taking steps to build and enhance the group-wide structure for the management of information security. However, it is highly regrettable that there were incidents in which external recording media containing customer information were lost and there was some leakage of information through file-exchange software at group companies. We deeply regret any anxiety that those incidents caused our shareholders. We have subsequently taken measures to further strengthen the handling and management of terminals dealing with personal information and external recording media, to educate staff, and to strengthen the guidance and supervision of subcontractors. We are also taking measures to double-check technical security in the systems of our group. We will continue to make every effort to ensure that there is no recurrence. And once again, we would like to beg for the understanding and support of all our shareholders.

3. Historical Data on Financial Results and Assets

(1)	Group Consolidated Financial Results and Assets

	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)
Operating revenues (Millions of yen)	4,809,088	5,048,065	4,844,610	4,765,872
Operating income (Millions of yen)	1,056,719	1,102,918	784,166	832,639
Income before income taxes (Millions of yen)	1,042,968	1,101,123	1,288,221	952,303
Net income (Millions of yen)	212,491	650,007	747,564	610,481
Earnings per share (Yen)	4,254	13,099	15,771	13,491
Total assets (Millions of yen)	6,058,007	6,262,266	6,136,521	6,365,257
Shareholders’ equity (Millions of yen)	3,475,514	3,704,695	3,907,932	4,052,017

Notes

1.	In the 12th term, losses totaling ¥319,564 million (after tax adjustments) relating to investment in affiliates led to the results set out above.

2.	In the 14th term, there were ¥60,399 million of impairment losses of PHS business assets, and a ¥501,781 million gain on sale of affiliate shares, arose in relation to shares in AT&T Wireless Services, Inc., leading to the results set out above.

3.	Developments in the 15th term are explained in Section 1. above, “Developments and Results of Operations.”

(2)	Non-consolidated Financial Results and Assets

	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)
Operating revenues (Millions of yen)	2,476,821	2,633,194	2,571,211	2,554,026
Operating income (Millions of yen)	455,227	527,297	408,252	379,017
Recurring profit (Millions of yen)	633,278	533,544	445,952	525,742
Net income (Millions of yen)	84,850	333,851	503,218	412,566
Earnings per share (Yen)	1,698	6,724	10,613	9,115
Total assets (Millions of yen)	4,483,130	4,513,294	4,419,525	4,515,663
Shareholders’ equity (Millions of yen)	2,448,293	2,347,481	2,336,614	2,323,036

Notes

1.	In the 12th term, extraordinary losses of ¥602,000 million that were incurred from the write-down of shares in investee affiliates led to the results set out above.

2.	In the 14th term, there was a transfer of ¥20,355 million to a reserve for loss on PHS business, and a ¥431,700 million gain on liquidation of a subsidiary in relation to the liquidation of an investment subsidiary resulting from the sale of shares in AT&T Wireless Services, Inc. These led to the results set out above.

II. Corporate Overview (as of March 31, 2006)

1. The Group’s Principal Businesses Segments

The NTT DoCoMo Group engages primarily in the operation of mobile phone and PHS services. The main service lines in each business segment are summarized in the table below.

Business segments	Service lines
Mobile phone businesses	Cellular (FOMA) services, cellular (mova) services, packet communications services, international dialing services, satellite mobile communications services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

Miscellaneous businesses	Wireless LAN services, “Quickcast” (radio paging) services and others

    Notes

1.	As of FY 2005, “Quickcast” business is included in “miscellaneous” businesses, and international businesses, which were previously included in “miscellaneous” businesses, are reclassified into “mobile phone” business.

2.	Quickcast services will be terminated on March 31, 2007, and we plan to terminate PHS services by the third quarter of fiscal 2007.

2. Principal Group Offices

(1) NTT DoCoMo, Inc.

Headquarters:	11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo, Japan

Branches:	Marunouchi Branch, Shinjuku Branch, Shibuya Branch, Tama Branch, Kanagawa Branch, Chiba Branch, Saitama Branch, Ibaraki Branch, Tochigi Branch, Gunma Branch, Yamanashi Branch, Nagano Branch, Niigata Branch

(2) Subsidiaries

NTT DoCoMo Hokkaido, Inc.	Headquarters	Sapporo, Hokkaido

NTT DoCoMo Tohoku, Inc.	Headquarters	Sendai, Miyagi Prefecture

NTT DoCoMo Tokai, Inc.	Headquarters	Nagoya, Aichi Prefecture

NTT DoCoMo Hokuriku, Inc.	Headquarters	Kanazawa, Ishikawa Prefecture

NTT DoCoMo Kansai, Inc.	Headquarters	Osaka, Osaka Prefecture

NTT DoCoMo Chugoku, Inc.	Headquarters	Hiroshima, Hiroshima Prefecture

NTT DoCoMo Shikoku, Inc.	Headquarters	Takamatsu, Kagawa Prefecture

NTT DoCoMo Kyushu, Inc.	Headquarters	Fukuoka, Fukuoka Prefecture

      Note: NTT DoCoMo Tokai, Inc. relocated its headquarters on October 1, 2005

3. Group and Company Employees

(1) Group Employees

No. of employees (Change from March 31, 2005)	Average age	Average length of service
21,646 (increased by 119)	38.8 years old	13.9 years

     Notes

1.	The number of employees includes 136 seconded from companies other than the Company or its consolidated subsidiaries, but does not include 85 seconded to companies other than the Company or its consolidated subsidiaries.

2.	In calculating the average age, the 400 employees of overseas consolidated subsidiaries are not included.

3.	In calculating the average length of service for the employees who were transferred from Nippon Telegraph and Telephone Corporation (“NTT”) or other companies in the NTT Group, or former NTT Central Personal Communications Network, Inc. or the eight regional companies in the Personal Communications network, their years of service at their respective previous companies are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries, and employees of overseas consolidated subsidiaries, are not included in the calculation.

(2) NTT DoCoMo, Inc. Employees

No. of employees (Change from March 31, 2005)	Average age	Average length of service
6,013 (increased by 157)	35.4 years old	12.7 years

     Notes

1.	The number of employees includes 280 seconded from other companies, but does not include 1,618 seconded from the Company to other companies.

2.	In calculating the average length of service for the employees who were transferred from Nippon Telegraph and Telephone Corporation (“NTT”) or other companies in the NTT Group or former NTT Central Personal Communications Network, Inc., their years of service at their respective previous companies are included in the calculation. The secondees from other companies are not included in the calculation of average length of service.

4. Shares of the Company

(1) Total Number of Authorized Shares: 188,130,000 shares

(2) Total Number of Issued Shares: 46,810,000 shares

Note: Owing to the retirement of treasury stock as of March 31, 2006, the “Total Number of Authorized Shares” and the “Total Number of Issued Shares” have each decreased by 1,890,000 compared with the end of the previous fiscal year.

(3) Number of Shareholders: 432,998

(4) Principal Shareholders

Name	Holdings in the Company		The Company’s ownership in each shareholder
	No. of shares held	Shareholding ratio	No. of shares held	Shareholding ratio
		%		%
Nippon Telegraph and Telephone Corporation	27,640,000	59.05	0	0.00
Japan Trustee Services Bank, Ltd. (Trust Account)	1,100,303	2.35	0	0.00
The Master Trust Bank of Japan, Ltd. (Trust Account)	1,028,325	2.20	0	0.00
State Street Bank and Trust Company 505103	346,233	0.74	0	0.00
Mitsubishi UFJ Trust and Banking Corporation (Trust Account)	329,414	0.70	0	0.00
BNP Paribas Arbitrage SNC	288,148	0.62	0	0.00
Societe Generale Paris SGOP/DAI Paris 6Z	282,889	0.60	0	0.00
Hero & Co.	278,719	0.60	0	0.00
Investors Bank and Trust Company	243,244	0.52	0	0.00
Japan Trustee Services Bank, Ltd. (Trust Account 4)	231,130	0.49	0	0.00

Note: The Company’s holding of treasury stocks (2,335,772.84 shares) is not included in the above table.

(5) Repurchase, Sales or Ownership of Shares by the Company

(a) Repurchase of shares

Common stock: 1,797,980.67 shares

Amount of repurchase: ¥300,077 million

(b) Sales of Treasury Stocks

None

(c) Retirement of treasury stocks

Common stock: 1,890,000 shares

(d) Treasury stocks held by the Company as of March 31, 2006

Common stock: 2,335,772.84 shares

Distribution of Ownership among Shareholders

(%)
Nippon Telegraph and Telephone Corporation	59.05
Foreign corporations, etc.	14.98
Financial institutions (including securities companies)	11.04
Individuals and others	8.38
Treasury stock	4.99
Other corporations	1.56

5. Condition of the Corporate Group

(1)	Relationship with the Parent Company

Although the parent company Nippon Telegraph and Telephone Corporation (“NTT”) currently owns 27,640,000 shares in the Company (59.05 % shareholding ratio), the Company operates its business mainly in the field of wireless telecommunications under its own managerial responsibilities within the NTT Group.

The Company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company, and the compensation therefore, relating to basic research and development by NTT. In addition, the Company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the group, and the compensation therefore, relating to group management/operation by NTT.

(2)	Major Subsidiaries

Company	Capitalization (Millions of yen)	Company’s shareholding ratio	Principal business
		%
NTT DoCoMo Hokkaido, Inc.	15,630	100.00	Mobile phone businesses, PHS business, etc.
NTT DoCoMo Tohoku, Inc.	14,981	100.00
NTT DoCoMo Tokai, Inc.	20,340	100.00
NTT DoCoMo Hokuriku, Inc.	3,406	100.00
NTT DoCoMo Kansai, Inc.	24,458	100.00
NTT DoCoMo Chugoku, Inc.	14,732	100.00
NTT DoCoMo Shikoku, Inc.	8,412	100.00
NTT DoCoMo Kyushu, Inc.	15,834	100.00

(3)	Developments and Results in the Corporate Group

In order to ensure the rapid inauguration of the credit settlement service using the “Osaifu-Keitai,” and its rapid diffusion through the market, in July 2005 the Company acquired 34% of the shares of Sumitomo Mitsui Card Co., Ltd. for the sum of ¥98.7 billion. That was followed in November 2005 by the acquisition of 42.10% of the shares of Tower Records Japan Inc. for the sum of ¥12.8 billion, the purpose being to further enhance the value of mobile phones in the field of music, and to accelerate still further the evolution of its mobile phones into essential tools for everyday life.

Including the affiliates described above, the number of consolidated subsidiaries as of the end of FY2005 was 99, and there were 13 companies accounted for by the equity method. Consolidated results are detailed above in Section I. “Business Overview” 1. “Developments and Results of Operations.”

(4)	Other Significant Investments and Business Tie-Ups

Major investment and business alliances during FY2005 are summarized below.

-	In June 2005, the NTT DoCoMo group’s entire holding of shares in Hutchison 3G UK Holdings Limited, a U.K. company, was transferred to that company’s parent, Hutchison Whampoa Limited, a Hong Kong company, resulting in the statement of a ¥62.0 billion gain from the sales of affiliate shares.
-	In October 2005, the group terminated its capital tie-up with KPN Mobile N.V., a Netherlands company. As a result, the NTT DoCoMo group’s entire holding of shares in the company were transferred to its parent Koninklijke KPN N.V., also a Netherlands company, and the Company stated a gain on sale of other investment of ¥40.0 billion as part of non-operating revenues, and ¥14.1 billion of operating expenses.
-	In December 2005, the Company made a supplementary investment of ¥15.0 billion in ACCESS Co., Ltd., increasing its holding in that company to 11.63%. The purpose of this investment was to foster further cooperation in technical development relating to superior application software centered on browser technology.
-	In December 2005, the Company made an investment of ¥13.0 billion in Aplix Corporation, increasing the NTT DoCoMo Group’s holding in that company to 17.91%. The purpose of this investment was to strengthen technical cooperation relating to terminal middleware centered on Java technology.
-	In December 2005, the Company formed a comprehensive business alliance with KT Freetel Co., Ltd., a Korean company, entailing the acquisition of 10.03% of that company’s shares for ¥65.6 billion. The prime objectives of this alliance are to support the development of W-CDMA services in Korea and to enhance the convenience of customers traveling between Japan and Korea.

-	In January 2006, the Company acquired 2.62% of the total issued shares of Fuji Television Network, Inc. for ¥20.7 billion. The objective of this is to strengthen the cooperative relationship with Fuji Television so as to create new markets by the mutual linkage of communications and broadcasting, and to explore possibilities for the provision of attractive services to customers.
-	In March 2006, the Company formed a comprehensive business alliance with Philippine Long Distance Telephone Company of the Philippines, with the objective of expanding the geographical area for the provision of i-mode services and W-CDMA services. This tie-up entailed the acquisition of 6.96% of the company’s issued shares for ¥52.2 billion.

Note: Shareholding ratios are calculated on the basis of the total number of each relevant company’s common shares outstanding as of the end of the year under review.

6. Principal Creditors

Creditor	Outstanding loan balance (Millions of yen)	No. of Company shares held by creditors
		No. of shares held	Shareholding ratio
			%
Mitsubishi UFJ Trust and Banking Corporation	40,000	7,700	0.02
The Dai-ichi Mutual Life Insurance Company	25,000	0	0.00
The Sumitomo Trust and Banking Company, Limited	20,000	2,000	0.00
Shinkin Central Bank	20,000	0	0.00
Meiji Yasuda Life Insurance Company	20,000	0	0.00
National Mutual Insurance Federation of Agricultural Cooperatives	15,000	0	0.00
Sumitomo Life Insurance Company	12,000	0	0.00
Nippon Life Insurance Company	12,000	67,158	0.14
Fukoku Mutual Life Insurance Company	4,000	0	0.00
Mitsui Life Insurance Company Limited	4,000	75	0.00

7. Directors and Corporate Auditors

Position	Name	Primary responsibilities
President and CEO Member of the Board of Directors	Masao Nakamura

Senior Executive Vice President Member of the Board of Directors	Masayuki Hirata

Managing Director of Global Business Division

In charge of overseeing Public Relations Department, Corporate Citizenship Department, General Affairs Department, Personnel Development Department, Investor Relations Department, Internal Audit Department, Customer Satisfaction Department, Affiliated Companies Department, and Corporate Strategy & Planning Department

Senior Executive Vice President Member of the Board of Directors	Kunio Ishikawa	Managing Director of Network Division In charge of overseeing Information Systems Department, Procurement and Supply Department, Intellectual Property Department, and Information Security Department

Senior Executive Vice President Member of the Board of Directors	Seijiro Adachi	In charge of overseeing the following Branches: Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano, and Niigata

Executive Vice President Member of the Board of Directors	Takanori Utano	Managing Director of Research and Development Division

Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Managing Director of Products & Services Division

Executive Vice President Member of the Board of Directors	Takashi Sakamoto	Managing Director of Marketing Division

Executive Vice President Member of the Board of Directors	Shuro Hoshizawa	Managing Director of Corporate Marketing Division

Executive Vice President Member of the Board of Directors	Yoshiaki Ugaki	Managing Director of Accounts and Finance Department, and Chief Financial Officer

Senior Vice President Member of the Board of Directors	Harunari Futatsugi	Managing Director of Personnel Development Department

Senior Vice President Member of the Board of Directors	Kenji Ota	Managing Director of General Affairs Department

Senior Vice President Member of the Board of Directors	Noriaki Ito	Managing Director of Corporate Strategy & Planning Department

Member of the Board of Directors	Sakuo Sakamoto	General Manager, Department I, Nippon Telegraph and Telephone Corporation

Corporate Auditor	Keisuke Nakasaki

Corporate Auditor	Shinichi Nakatani

Corporate Auditor	Shoichi Matsuhashi

Corporate Auditor	Michiharu Sakurai	(also Professor in the School of Business Administration at Senshu University)

Corporate Auditor	Kazuo Yamanaka	(also Senior Adviser of Mizuho Bank, Ltd.)

Notes

1.	Among the Directors, Mr. Sakuo Sakamoto is an outside director, as provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code of Japan.

2.	Among the Corporate Auditors, Messrs. Keisuke Nakasaki, Michiharu Sakurai and Kazuo Yamanaka are corporate auditors from outside the Company, as provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Joint Stock Corporations (Kabushiki-Kaisha).”

3.	Changes in Directors and Corporate Auditors during FY2005

(1)	Appointments

At the 14th ordinary general meeting of shareholders on June 21, 2005, Messrs. Kenji Ota, Noriaki Ito, and Sakuo Sakamoto, were newly elected and appointed as Directors, and Mr. Kazuo Yamanaka was elected and appointed as Corporate Auditor.

(2)	Resignations

Executive Vice Presidents and Members of the Board of Directors Kei-ichi Enoki, Yasuhiro Kadowaki, and Shunichi Tamari, and Senior Vice Presidents and Members of the Board of Directors Hideki Niimi, Yojiro Inoue, Bunya Kumagai, Seiji Tanaka, Hiroaki Nishioka, Fumio Nakanishi, Akio Ooshima, Masatoshi Suzuki, Fumio Iwasaki, Tsuyoshi Nishiyama, and Masayuki Yamamura, 14 directors in total, resigned as of the closure of the 14th ordinary general meeting of shareholders on June 21, 2005, and Corporate Auditor Mr. Satoshi Fujita resigned as of the closure of that meeting.

4.	As of April 1, 2006, the following change of responsibility was made.

Position	Name	Primary responsibilities
Executive Vice President Member of the Board of Directors	Shuro Hoshizawa	Managing Director of Corporate Marketing Division and Corporate Marketing Promotion Department

8. Remuneration of Independent Auditors, etc.

Details		Amount
(1)	Aggregate amount of remuneration to be paid by the Company and its subsidiaries, etc., to independent auditors	¥479 million

(2)	From the total in (1), the aggregate amount of remuneration to be paid by the Company and its subsidiaries, etc., to independent auditors as consideration for audit certification in accordance with Article 2, Paragraph 1 of the Certified Public Accountants Law (Law No. 103 of 1948)	¥479 million

(3)	From the total in (2), the amount of remuneration to be paid by the Company as auditors’ fees to independent auditors	¥314 million

Note: In the audit agreement between the Company and its independent auditors, the amounts of remuneration for audits pursuant to the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Joint Stock Corporations (Kabushiki-Kaisha) and the amounts of remuneration for audits pursuant to the Securities and Exchange Law are not demarcated and cannot practically be demarcated. Therefore, the amount in (3) above is the aggregate of these amounts.

(For Reference)

■	Summary of the Board of Directors Resolutions Concerning the Evolution of Systems to Ensure the Propriety of the Company’s Business Activities

(1) System to ensure that the execution of duties by directors and employees conform with laws and ordinances and the Company’s Articles of Incorporation

We have instituted the NTT DoCoMo Group Code of Ethics and compliance-related regulations, and are creating the requisite system for ethical-legal compliance. In addition, for the preparation of financial statements the officers responsible for finance, corporate auditors, and independent auditors hold preliminary discussions of significant accounting policies, and with respect to the disclosure of Company information, including financial statements, in a manner that conforms with securities-related laws and ordinances, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. In addition, internal audit staff conduct audits of all of the Company’s business activities to ensure conformity with laws and ordinances and in-house regulations.

(2) System for storage and administration of information relating to the execution by directors of their duties

Information relating to the execution by directors of their duties is recorded and stored in accordance with rules stipulating the methods of storing and administering documents and administrative information.

(3) Regulations and other systems relating to the management of risk of loss

Executive directors, corporate officers, and the responsible employees in each unit of the Company carry out risk management relating to the business for which they are responsible, and by reporting the status thereof to the responsible persons in related organizations whenever the circumstances require, either at standing committees and similar bodies or at meetings held specially, risk can be prevented from arising, and rapid countermeasures can be taken if it does arise.

(4) System to ensure that the execution by directors of their duties is conducted efficiently

The efficiency of the execution by directors of their duties is enhanced by such means as decision-making rules based on in-house regulations and the laying-down of the powers relating to those duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees formed by directors, corporate officers, and others.

(5) System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

We have instituted rules governing fundamental matters relating to the management of NTT DoCoMo Group companies, and have been developing a structure under which group companies discuss important business-related matters with the Company or report them to the Company. In addition, in major subsidiaries we have appointed officers with responsibility for corporate ethics who report to the Company in a timely manner on the state of problems involving senior management, and the Company provides necessary guidance. With respect to unusual transactions with the parent company, investigations are conducted by legal personnel, and audits are conducted by corporate auditors. Audits by internal audit personnel are directed to also cover subsidiaries and affiliates, and whenever necessary we obtain and assess the results of internal audits of those companies.

(6) Matters relating to employees who assist the duties of corporate auditors, and the independence of those employees from the directors

The Corporate Auditor’s Office has been established as an organization dedicated to assisting the corporate auditors with the execution of their duties, and specialist staff have been allocated to it. We give the Board of Corporate Auditors advance explanations concerning matters such as the appointments and transfers of those personnel and their job assessments, and we then pay respectful attention to its opinions before acting on those matters.

(7) System for reporting to corporate auditors by directors and employees

Directors, corporate officers, and employees report promptly to the corporate auditors and the Board of Corporate Auditors concerning not only matters prescribed by law, ordinances and regulations, but also matters requested because they are necessary for the execution by the corporate auditors of their duties.

(8) Other systems for ensuring that auditing by corporate auditors is conducted effectively

The representative directors and the Board of Corporate Auditors hold a meeting regularly and develop an auditing environment of the kind essential for enabling the corporate auditors to perform their duties. In addition, the internal audit staff coordinate with the audits by the corporate auditors in a manner that ensures that auditing is conducted in a collaborative manner.

III. Significant Subsequent Events

The Company has no subsequent event, which in the opinion of management will have a material effect on the results of operations or the financial position.

Throughout this report, amounts prepared based on domestic accounting standards are truncated to the nearest unit, and amounts prepared in accordance with U.S. accounting standards are rounded to the nearest unit.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	¥840,724
Short-term investments	51,237
Accounts receivable	609,837
Allowance for doubtful accounts	(14,740)
Inventories	229,523
Deferred tax assets	111,795
Prepaid expenses and other current assets	98,382

Total current assets	1,926,758

Property, plant and equipment:
Wireless telecommunications equipment	4,743,136
Buildings and structures	736,660
Tools, furniture and fixtures	610,759
Land	197,896
Construction in progress	134,240
Accumulated depreciation	(3,645,237)

Total property, plant and equipment, net	2,777,454

Non-current investments and other assets:
Investments in affiliates	174,121
Marketable securities and other investments	357,824
Intangible assets, net	546,304
Goodwill	141,094
Other assets	264,982
Deferred tax assets	176,720

Total non-current investments and other assets	1,661,045

TOTAL ASSETS	¥6,365,257

Millions of yen
March 31, 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥193,723
Short-term borrowings	152
Accounts payable, trade	808,136
Accrued payroll	41,799
Accrued interest	1,264
Accrued taxes on income	168,587
Other current liabilities	154,638

Total current liabilities	1,368,299

Long-term liabilities:
Long-term debt	598,530
Liability for employees’ retirement benefits	135,511
Other long-term liabilities	209,780

Total long-term liabilities	943,821

TOTAL LIABILITIES	2,312,120

Minority interests in consolidated subsidiaries	1,120

Shareholders’ equity:
Common stock	949,680
Additional paid-in capital	1,311,013
Retained earnings	2,212,739
Accumulated other comprehensive income	26,781
Treasury stock, at cost	(448,196)

TOTAL SHAREHOLDERS’ EQUITY	4,052,017

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥6,365,257

(Note) Amounts are rounded per one million yen.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2006
Operating revenues:
Wireless services	¥4,295,856
Equipment sales	470,016
Total operating revenues	4,765,872

Operating expenses:
Cost of services (exclusive of items shown separately below)	746,099
Cost of equipment sold (exclusive of items shown separately below)	1,113,464
Depreciation and amortization	737,066
Impairment loss	1,071
Selling, general and administrative	1,335,533
Total operating expenses	3,933,233

Operating income	832,639

Other income (expense):
Interest expense	(8,420)
Interest income	4,659
Gain on sale of affiliate shares	61,962
Gain on sale of other investments	40,088
Other, net	21,375
Total other income (expense)	119,664

Income before income taxes	952,303

Income taxes:
Current	293,707
Deferred	47,675
Total income taxes	341,382
Equity in net losses of affiliates	(364)
Minority interests in earnings of consolidated subsidiaries	(76)

Net income	¥610,481

Other comprehensive income (loss):
Unrealized holding gains on available-for-sale securities	7,662
Net revaluation of financial instruments	121
Foreign currency translation adjustment	(42,597)
Minimum pension liability adjustment	3,986

Comprehensive income	¥579,653

(Note) Amounts are rounded per one million yen.

Accounting basis for the consolidated financial statements

Summary of significant accounting and reporting policies

1. Basis of preparation of consolidated financial statements

The consolidated statutory report including consolidated balance sheet and consolidated statement of income and comprehensive income has been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), in compliance with Article 179, Section 1 of the Japanese Commercial Code Enforcement Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S. GAAP is omitted.

2. Valuation of inventories

Inventories are stated at the lower of cost or market. The cost of equipments sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories, and the Company evaluates its inventories for obsolescence on a periodic basis and records adjustments as required.

3. Valuation of marketable securities

The Company accounts for its marketable securities in accordance with U.S. Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

(1) Held-to-maturity securities are carried at amortized cost.

(2) Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year. The unrealized holding gains and losses, net of applicable deferred tax assets/liabilities, are not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method with the exception of debt securities sold, which is determined by the first-in, first-out method.

4. Depreciation and amortization of non-current assets

(1) Property, plant and equipment

Declining balance method (Straight-line method in the case of buildings)

(2) Goodwill and other intangible assets

Straight-line method (However, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and other intangible assets that have indefinite useful lives are not amortized, but are tested for impairment at least annually.)

5. Accounting for allowances

(1) Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2) Liability for employees’ retirement benefits

In accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” to provide for employees’ retirement benefits, the liability for employees’ retirement benefits is calculated based upon the projected benefit obligation and the fair value of plan assets at the end of the fiscal year. If the amount of accumulated benefit obligation (projected benefit obligation less amounts associated with future salary increases) exceeds the aggregate amount of the liability for employees’ retirement benefits and the fair value of plan assets, the amount in excess is recognized as a minimum pension liability adjustment.

Unrecognized prior service costs are amortized over the expected average remaining service periods of employees on a straight-line basis.

Unrecognized actuarial net loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets is amortized over the expected average remaining service period of employees on a straight-line basis.

6. Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Note to Consolidated Balance Sheet

1. Accumulated other comprehensive income includes the amounts of foreign currency translation adjustment, unrealized holding gains or losses on available-for-sale securities, net revaluation of financial instruments, and minimum pension liability adjustment.

Note to Consolidated Statement of Income

1. Basic earnings per share    ¥13,491.28

NON-CONSOLIDATED BALANCE SHEET (March 31, 2006)

(Millions of yen)
ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥440,939
Antenna facilities	139,329
Satellite mobile communications facilities	5,945
Telecommunications line facilities	1,572
Pipe and hand holes	1,636
Buildings	226,617
Structures	20,338
Other machinery and equipment	8,564
Vehicles	201
Tools, furniture and fixtures	112,299
Land	101,030
Construction in progress	49,931
Total property, plant and equipment	1,108,407
Intangible assets
Rights to use utility facilities	1,713
Computer software	426,910
Patents	25
Leasehold rights	4,276
Other intangible assets	62,540
Total intangible assets	495,466
Total non-current assets for telecommunication businesses	1,603,873
Investments and other assets
Investment securities	360,242
Investments in affiliated companies	660,310
Long-term prepaid expenses	3,695
Deferred tax assets	113,460
Long-term bailment	100,000
Other investments and other assets	38,951
Allowance for doubtful accounts	(237)
Total investments and other assets	1,276,423

Total non-current assets	2,880,296

Current assets
Cash and bank deposits	780,558
Notes receivable	25
Accounts receivable, trade	331,924
Accounts receivable, other	267,443
Securities	49,985
Inventories and supplies	135,309
Advances	1,774
Prepaid expenses	7,088
Deferred tax assets	41,356
Other current assets	25,578
Allowance for doubtful accounts	(5,678)
Total current assets	1,635,366

TOTAL ASSETS	¥4,515,663

LIABILITIES
Long-term liabilities
Bonds	¥486,685
Long-term borrowings	114,000
Liability for employees’ retirement benefits	56,975
Reserve for directors’ and corporate auditors’ retirement benefits	373
Reserve for point loyalty programs	44,406
Provision for loss on PHS business	2,435
Other long-term liabilities	3,558
Total long-term liabilities	708,433

Current liabilities
Current portion of long-term debt	190,200
Accounts payable, trade	356,051
Accounts payable, other	246,962
Accrued expenses	6,384
Accrued taxes on income	47,932
Advances received	13,714
Deposits received	581,828
Other current liabilities	41,119
Total current liabilities	1,484,193

TOTAL LIABILITIES	¥2,192,627

SHAREHOLDERS’ EQUITY
Common stock	¥949,679
Capital surplus
Additional paid-in capital	292,385
Other paid-in capital	971,190
Change in common stock and additional paid-in capital	971,178
Gain on retirement of treasury stock	12
Total capital surplus	1,263,575
Earned surplus
Legal reserve	4,099
Voluntary reserve	372,862
Special depreciation reserve	14,862
Other reserve	358,000
Unappropriated retained earnings	155,060
Total earned surplus	532,023
Net unrealized holding gains on securities	25,952
Treasury stock	(448,195)
TOTAL SHAREHOLDERS’ EQUITY	¥2,323,036

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥4,515,663

(Note) Amounts are truncated to the nearest one million yen.

NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2006)

	(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥1,290,626
Data transmission services	480,951
Other	248,648	¥2,020,226

Operating expenses
Sales expenses	774,888
Maintenance	118,756
General expenses	38,765
Administrative expenses	50,947
Research cost	63,398
Depreciation	398,569
Loss on disposal of property, plant and equipment and intangible assets	22,086
Communication network charges	166,434
Taxes and public dues	17,507	1,651,354

Operating income from telecommunication businesses		368,871
Supplementary businesses
Operating revenues		533,800
Operating expenses		523,654

Operating income from supplementary businesses		10,145

Total operating income		379,017

Non-operating revenues and expenses
Non-operating revenues
Interest income and discounts	4,265
Interest income-securities	230
Dividend income	156,431
Miscellaneous income	17,999	178,926

Non-operating expenses
Interest expense and discounts	1,914
Interest expense-bonds	5,877
Loss on write-off of inventories	22,418
Miscellaneous expenses	1,990	32,201

Recurring profit		525,742

Income before income taxes		525,742
Income taxes-current		77,000
Income taxes-deferred		36,176

Net income		412,566
Retained earnings brought forward		194,371
Retirement of treasury stock		362,658
Interim dividends		89,217

Unappropriated retained earnings		¥155,060

(Note)	Amounts are truncated to the nearest one million yen.

Significant Accounting Policies for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1.	Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Internal use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2.	Valuation of securities

(1)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

(2)	Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year. The unrealized holding gains and losses, net of applicable deferred tax assets/liabilities, are not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method with the exception of debt securities sold, which is determined by the first-in, first-out method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost.

3.	Valuation of derivative instruments

Derivative instruments are stated at fair value as of the end of the fiscal year.

4.	Valuation of inventories

Inventories are stated at cost. The cost of equipments sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

5.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in net income.

6.	Accounting for Allowances

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ retirement benefits

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses (gains) are recognized as incurred at the end of the year.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of recognition.

(Change in Accounting Policy)

Effective from the year ended March 31, 2006, the Company adopted “Amendment of Accounting Standards for Retirement Benefits” (Accounting Standard No. 3, which was issued on March 16, 2005) and “Application Guidance on Amendment of Accounting Standards for Retirement Benefits” (Accounting Standard Application Guidance No. 7, which was issued on March 16, 2005). As a result, operating income, recurring profit and income before income taxes increased by ¥3,653 million compared with those accounted for under the previous method for the year ended March 31, 2006.

(3)	Reserve for directors’ and corporate auditors’ retirement benefits

The Company allocates an amount necessary for payment as of the end of the fiscal year based on our internal regulations, so as to prepare for the payment of retirement benefits to directors and corporate auditors.

This reserve is stipulated by Article 43 of the Japanese Commercial Code Enforcement Regulations.

(4)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

(5)	Provision for loss on PHS business

In order to provide for the loss resulting from PHS business, the Company makes necessary provision for the estimated future loss.

This reserve is stipulated by Article 43 of the Japanese Commercial Code Enforcement Regulations.

7.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Change in Accounting Policy

Accounting standards for impairment of long-lived assets

Effective from the year ended March 31, 2006, the Company adopted the accounting standards for impairment of long-lived assets, “Statement of Opinion on Establishment of Accounting Standards for Impairment of Long-lived Assets” (issued by Business Accounting Council on August 9, 2002) and “Application Guidance on Accounting Standards for Impairment of Long-lived Assets” (Accounting Standard Application Guidance No. 6, which was issued on October 31, 2003). The adoption of these standards had no impact on income before income taxes for the year ended March 31, 2006.

The accumulated impairment losses were directly deducted from the amounts of related assets.

Changes in Presentation

(Non-consolidated Balance Sheet)

“Short-term loans,” which was individually stated in the non-consolidated balance sheet as of March 31, 2005, was immaterial in the amount and included in “Other current assets” as of March 31, 2006.

The amount of “Short-term loans,” which was included in “Other current assets,” was ¥4,000 million as of March 31, 2006.

(Non-consolidated Statement of Income)

“Foreign exchange gains” and “Lease and rental income,” which were individually stated in the non-consolidated statement of income for the year ended March 31, 2005, were immaterial in the amounts and included in “Miscellaneous income” for the year ended March 31, 2006.

The amount of “Foreign exchange gains” and “Lease and rental income,” which was included in “Miscellaneous income,” was ¥5,914 million and ¥1,834 million for the year ended March 31, 2006, respectively.

“Impairment of investment securities,” which was individually stated in the non-consolidated statement of income for the year ended March 31, 2005, was immaterial in the amount and included in “Miscellaneous expenses” for the year ended March 31, 2006.

The amount of “Impairment of investment securities,” which was included in “Miscellaneous expenses,” was ¥246 million for the year ended March 31, 2006.

Notes to Non-consolidated Balance Sheet:

1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

Millions of yen
March 31, 2006
Accumulated depreciation	¥1,603,315

3.	Investments in subsidiaries, which are included in investments in affiliated companies, are as follows:

Millions of yen
March 31, 2006
Stock investments in subsidiaries	¥531,112
Contribution to subsidiaries’ capital	572

4.	Monetary debts and credits due from or to subsidiaries and dominant shareholders are as follows:

(1) Subsidiaries

Millions of yen
March 31, 2006
Short-term monetary credit	¥328,419
Short-term monetary debt	687,979

(2) Dominant share holders

Millions of yen
March 31, 2006
Short-term monetary credit	¥0

5.	Assets or liabilities due from or to affiliated companies, the amounts of which exceed one percent of total assets or total liabilities and shareholders’ equity of the Company, are as follows:

Millions of yen
March 31, 2006
Accounts receivable, trade	¥82,978
Accounts receivable, other	241,594
Accounts payable, other	66,123
Deposits received	581,182

6.	Net unrealized holding gains on marketable securities as of March 31, 2006 as stipulated in Paragraph 3 of Article 124 of the Japanese Commercial Code Enforcement Regulations is ¥25,952 million.

7.	Guarantee

The Company provided a guarantee of HK$488 thousand (¥7 million) as of March 31, 2006.

Notes to Non-consolidated Statement of Income:

1.	The total amounts of operating revenues, operating expenses and business transactions other than operating activities due from, or to, subsidiaries are as follows:

Millions of yen
Year ended March 31, 2006
Operating revenues	¥278,223
Operating expenses	188,805
Other than operating activities	220,685

2.	The total amounts of operating revenues, operating expenses and business transactions other than operating activities due from, or to, dominant shareholders are as follows:

Millions of yen
Year ended March 31, 2006
Operating revenues	¥1
Operating expenses	13,798

3.	Non-operating revenues from affiliated companies, the amounts of which exceed ten percent of total non-operating revenues of the Company, are as follows:

Millions of yen
Year ended March 31, 2006
Dividends received from affiliated companies	¥152,006

4.	Net income per share is ¥9,115.17 for the year ended March 31, 2006.

5.	Impairment loss

The Company recorded an impairment loss on the following asset group for the year ended March 31, 2006.

(1) Place:	Operating area of the Company (Kanto Koshinetsu region*)

(2) Purpose of use:	PHS related assets

(3) Types of assets:	Machinery and equipment, antenna facilities and intangible assets such as telecommunication software

The Company groups Mobile phone business and PHS business as major minimal units which are individual sources of cash flows.

As the Company determined to terminate PHS services during the three months ending December 31, 2007 and estimated that future cash flows from the PHS business would be negative, the Company wrote-down the entire carrying value of its long-lived assets related to the PHS business, resulting in an impairment loss of ¥19,749 million for the year ended March 31, 2006.

The impairment loss consisted of machinery and equipment of ¥12,647 million, antenna facilities of ¥2,320 million, intangible assets such as telecommunication software of ¥3,601 million and other assets of ¥1,180 million.

Because the amount of the impairment loss equaled to the amount of income from the reversal of “Provision for loss on PHS business” on long-lived assets, the amounts were netted and the Company did not present an impairment loss on the non-consolidated statement of income for the year ended March 31, 2006.

As a result, the impairment had no impact on income before income taxes for the year ended March 31, 2006 on the non-consolidated statement of income.

*	Kanto Koshinetsu region consists of Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano and Niigata.

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings	¥155,060,991,127
Reversal of appropriation for accelerated depreciation on tax	4,876,678,583
Sub-total	159,937,669,710
The above shall be appropriated as follows:
Cash dividends	88,948,454,320
[2,000 yen per share]
Bonuses to directors and corporate auditors	104,437,500
[(including) Bonuses to corporate auditors]	[19,312,500	]
Appropriation for accelerated depreciation on tax	6,502,238,846
Retained earnings carried forward	¥64,382,539,044

(Notes)

•	On November 22, 2005, an interim dividend was distributed in the amount of 89,217,206,640 yen (2,000 yen per share).
•	Appropriation for accelerated depreciation on tax is based on the Special Taxation Measures Law of Japan.

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

Independent Auditors’ Report

May 8, 2006

The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.

Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant

Takuji Kanai (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income and comprehensive income, of NTT DoCoMo, Inc. for the 15th business year from April 1, 2005 to March 31, 2006 in accordance with Article 19-2 (3) of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.” The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairy the consolidated financial position of NTT DoCoMo, Inc. and consolidated subsidiaries, and the consolidated results of their operations and in conformity with related laws and regulations and the Articles of Incorporation of the Company.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[Translation]

Report of Corporate Auditors regarding the Consolidated Financial Statements

We, the Board of Corporate Auditors of NTT DoCoMo, Inc. (hereinafter “the Company”), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the consolidated financial statements, consolidated balance sheet and consolidated statement of income and comprehensive income, of the Company in the 15th fiscal year ended March 31, 2006, prepared this Report of Corporate Auditors and hereby submit our report as follows:

1.	Summary of Auditing Methods

In accordance with the auditing plan determined by the Board of Corporate Auditors, each Corporate Auditor received report and explanation regarding the Consolidated Financial Statements from the Directors, “Independent Auditor” and others and, when necessary, each Corporate Auditor requested accounting reports from subsidiaries and conducted investigations regarding the status of the business operations and properties of subsidiaries.

2.	Results of the Audit

We are of the opinion that:

(1)	The auditing methods and results of the independent accounting firm, KPMG AZSA & Co., are reasonable and satisfactory;

(2)	There are no matters which we must point out, in light of the results of subsidiaries investigation, regarding the Consolidated Financial Statements.

Date: May 11, 2006

Board of Corporate Auditors of NTT DoCoMo, Inc.

Keisuke Nakasaki, Full-time Corporate Auditor	seal

Shinichi Nakatani, Full-time Corporate Auditor	seal

Shoichi Matsuhashi, Full-time Corporate Auditor	seal

Michiharu Sakurai, Corporate Auditor	seal

Kazuo Yamanaka, Corporate Auditor	seal

Note:	Corporate Auditors Mr. Keisuke Nakasaki, Mr. Michiharu Sakurai, and Mr. Kazuo Yamanaka are outside auditors in accordance with the provisions under Article 18(1) of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki-Kaisha.”

[English Translation of the Auditors’ Report Originally Issued in Japanese Language]

Independent Auditors’ Report

May 8, 2006

The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.

Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant

Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant

Takuji Kanai (Seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the non-consolidated balance sheet, the non-consolidated statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of NTT DoCoMo, Inc. for the 15th business year from April 1, 2005 to March 31, 2006 in accordance with Article 2 (1) of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.” With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, our opinion is as follows:

(1)	The non-consolidated balance sheet and the non-consolidated statement of income present fairly the non-consolidated financial position and the non-consolidated results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	As mentioned in “Significant Accounting Policies” and “Change in Accounting Policy,” effective April 1, 2005 the Company has been applying the Amendment of Accounting Standard for Retirement Benefits and the Accounting Standard for Impairment of Fixed Assets. We consider the nature of these changes and the reasons therefor, as set out below, to be appropriate.

(i)	Effective April 1, 2005, the Company has been applying the Amendment of Accounting Standard for Retirement Benefits (Financial Accounting Standard No. 3; March 16, 2005) and the Implementation Guidance for Amendment of Accounting Standard for Retirement Benefits (Financial Accounting Standard Implementation Guidance No. 7; March 16, 2005). This change results from the Company’s decision to apply the Amendment of Accounting Standard and the Implementation Guidance as of the year under review.

(ii)	Effective April 1, 2005, the Company has been applying the Accounting Standard for Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets; Business Accounting Council; August 9, 2002) and the Implementation Guidance for Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6; October 31, 2003). This change results from a decision to apply the Accounting Standard and the Implementation Guidance effective April 1, 2005.

(3)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(5)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[Translation]

Report of Corporate Auditors

We, the Board of Corporate Auditors of NTT DoCoMo, Inc. (hereinafter “the Company”), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the execution by Directors of their duties in the 15th fiscal year ended March 31, 2006, prepared this Report of Corporate Auditors and hereby submit our report as follows:

1.	Summary of Auditing Methods

In accordance with the auditing plan determined by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and other significant meetings; obtained reports on business operations from the Directors, internal audit office and others; reviewed documents which approve material matters; conducted investigations regarding the status of the business operations and properties of the head office and other major offices; received reports and explanations from the independent accounting firm; and reviewed the auditing results. Furthermore, each Corporate Auditor monitored independence of “Independent Auditor”, examined substance of audit in accordance with report and explanation received from “Independent Auditor”.

When necessary, each Corporate Auditor requested business reports from subsidiaries and conducted investigations regarding the status of the business operations and properties of subsidiaries.

In addition to the above auditing methods, each Corporate Auditor, to the extent necessary, requested reports from Directors and others, to review the status of the following kinds of transactions: Director’s transactions in competition with the Company; any transactions involving conflict of interests between Directors and the Company; any dealings in which the Company provided benefits without compensation; unusual dealings between the Company and subsidiaries or shareholders; and repurchase or disposal of the Company’s own shares.

2.	Results of the Audit

We are of the opinion that:

(1)	Regarding the execution of their duties by Directors, including their duties relating to the subsidiaries, there were no instances of misconduct or material matters in violation of the laws and regulations or the Articles of Incorporation.

We did not find any violations of the duties of Directors regarding: transactions in competition with the Company, transactions involving conflict of interests between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual dealings between subsidiaries or shareholders or repurchase or disposal of the Company’s own shares;

(2)	The auditing methods and results of the independent accounting firm, KPMG AZSA & Co., are reasonable and satisfactory;

(3)	The business report (eigyo-hokokusho) (limited to matters other than accounting matters) presents fairly the conditions of the Company in accordance with the laws and regulations and the Articles of Incorporation;

(4)	There are no matters which we must point out, in light of the financial condition of the Company and other factors, regarding the proposal for appropriation of retained earnings; and

(5)	The supporting schedules (fuzoku-meisaisho) (limited to matters other than accounting matters) state all matters which should be stated therein and there are no matters which we must point out.

3.	Other

At the meeting of the Board of Directors held on April 24, 2006, a resolution was approved with respect to the development of a structure for ensuring the appropriateness of the Company’s business, based on the provisions of the Corporation Law. The content of the resolution is appropriate, and therefore there are no items to be noted.

Date: May 11, 2006

Board of Corporate Auditors of NTT DoCoMo, Inc.

Keisuke Nakasaki, Full-time Corporate Auditor	seal

Shinichi Nakatani, Full-time Corporate Auditor	seal

Shoichi Matsuhashi, Full-time Corporate Auditor	seal

Michiharu Sakurai, Corporate Auditor	seal

Kazuo Yamanaka, Corporate Auditor	seal

Note:	Corporate Auditors Mr. Keisuke Nakasaki, Mr. Michiharu Sakurai, and Mr. Kazuo Yamanaka are outside auditors in accordance with under 18(1) of the former “Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki Kaisha.”

(Appendix 1)

Consolidated Statement of Cash Flows

Millions of yen
Year ended March 31, 2006
I Cash flows from operating activities:
1. Net income	¥610,481
2. Adjustments to reconcile net income to net cash provided by operating activities–
(1) Depreciation and amortization	737,066
(2) Impairment loss	1,071
(3) Deferred taxes	49,101
(4) Loss on sale or disposal of property, plant and equipment	36,000
(5) Gain on sale of affiliate shares	(61,962)
(6) Gain on sale of other investments	(40,088)
(7) Expense associated with sale of other investments	14,062
(8) Equity in net gains of affiliates	(1,289)
(9) Minority interests in earnings of consolidated subsidiaries	76
(10) Changes in current assets and liabilities:
Decrease in accounts receivable, trade, net	17,722
Increase in inventories	(73,094)
Decrease in tax refunds receivable	92,869
Increase in accounts payable, trade	45,108
Increase in accrued taxes on income	111,141
Increase in other current liabilities	17,641
Decrease in liability for employees’ retirement benefits	(3,378)
Increase in other long-term liabilities	24,725
Other, net	33,689

Net cash provided by operating activities	1,610,941

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(638,590)
2. Purchases of intangible and other assets	(195,277)
3. Purchases of non-current investments	(292,556)
4. Proceeds from sale of non-current investments	25,142
5. Purchases of short-term investments	(252,474)
6. Redemption of short-term investments	501,433
7. Collection of loan advances	229
8. Long-term bailment for consumption to a related party	(100,000)
9. Other, net	1,016

Net cash used in investing activities	(951,077)

III Cash flows from financing activities:
1. Repayment of long-term debt	(150,304)
2. Proceeds from short-term borrowings	27,002
3. Repayment of short-term borrowings	(27,010)
4. Principal payments under capital lease obligations	(4,740)
5. Payments to acquire treasury stock	(300,078)
6. Dividends paid	(135,490)
7. Other, net	(1)

Net cash used in financing activities	(590,621)

IV Effect of exchange rate changes on cash and cash equivalents	1,529

V Net increase in cash and cash equivalents	70,772
VI Cash and cash equivalents at beginning of year	769,952

VII Cash and cash equivalents at end of year	¥840,724

Supplemental disclosures of cash flow information:
Cash received during the year for:
Tax refunds	¥93,103
Cash paid during the year for:
Interest	8,666
Income taxes	182,914
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	5,038
Retirement of treasury stock	362,659

(Appendix 2)

SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS [U.S.GAAP]

(Note)	Starting from the 12th Fiscal Term, the Company has elected to prepare and disclose consolidated financial statements in accordance with U.S. GAAP.

Item	12th Fiscal Term (FY 2002)		13th Fiscal Term (FY 2003)		14th Fiscal Term (FY 2004)		15th Fiscal Term (FY 2005)
Earnings per share (*2) (yen)	4,254		13,099		15,771		13,491
EBITDA (*1) (Billions of yen)	1,836.3		1,858.9		1,625.7		16,068
EBITDA margin (*1) (percent)	38.2%		36.8%		33.6%		33.7%
Return on capital employed (ROCE) (percent) <ROCE after tax effect> (*1) (percent)	22.1 12.8	% %	22.9 13.3	% %	16.2 9.6	% %	17.2 10.1	% %
Return on equity (ROE) (percent)	6.3%		18.1%		19.6%		15.3%
Return on assets (ROA) (percent)	17.2%		17.9%		20.8%		15.2%
Operating margin (percent)	22.0%		21.8%		16.2%		17.5%
Shareholders’ equity per share (*2) (yen)	69,274		76,234		84,455		91,109

(Note)	*1.	For reconciliation of these non-GAAP financial measures, see “Reconciliations between the Disclosed Non-GAAP
Financial Measures and the Most Directly comparable GAAP Financial Measures”.
	*2.	Each figure has been adjusted to reflect the Company’s five-for-one stock split that took effect in May 2002.

Reconciliations between the Disclosed non-GAAP Financial Measures and the Most Directly Comparable GAAP Financial Measures

1.	EBITDA and EBITDA Margin

	(Billions of yen)
	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)
a. EBITDA	1,836.3	1,858.9	1,625.7	1,606.8

Depreciation and amortization expenses + Losses on sale or disposal of property, plant and equipment	(779.5)	(756.0)	(841.5)	(774.1)

Operating income	1,056.7	1,102.9	784.2	832.6

Non-operating expenses (net)	(13.8)	(1.8)	504.1	119.7
Income taxes	(454.5)	(429.1)	(527.7)	(341.4)
Equity in net losses of affiliates	(324.2)	(22.0)	(12.9)	(0.4)
Minority interests in earnings of consolidated subsidiaries	(16.0)	(0.0)	(0.1)	(0.1)
Cumulative effect of accounting change	(35.7)	—	—	—

b. Net income	212.5	650.0	747.6	610.5

c. Operating revenues	4,809.1	5,048.1	4,844.6	4,765.9

EBITDA margin (=a/c)	38.2%	36.8%	33.6%	33.7%
Net income margin (=b/c)	4.4%	12.9%	15.4%	12.8%

(Note)	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2.	ROCE After Tax Effect

	(Billions of yen)
	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)	14th Fiscal Term (FY2004)	15th Fiscal Term (FY2005)
a. Operating income	1,056.7	1,102.9	784.2	832.6

b. Operating income after tax effect {=a*(1-effective tax rate)}	612.9	639.7	463.4	492.1

c. Capital employed	4,772.5	4,810.1	4,826.4	4,850.4

ROCE before tax effect (=a/c)	22.1%	22.9%	16.2%	17.2%
ROCE after tax effect (=b/c)	12.8%	13.3%	9.6%	10.1%

(Notes)	Capital employed = Two fiscal year ends average of (Shareholders’ equity + Interest bearing liabilities) Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

Effective tax rate: 12th and 13th = 42%, 14th and 15th = 40.9%

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

We have posted on our corporate web-site the significant differences between the corporate governance practices followed by U.S. listed companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company.

http://www.nttdocomo.co.jp/english/corporate/investor_relations/lcm303a.html

Memorandum for Shareholders

Business term:	March 31 of each year

Day for deciding shareholders to whom second-half dividends will be paid:	March 31 of each year

Day for deciding shareholders to whom interim dividends will be paid:	September 30 of each year

Reregister of ownership of shares:	Shareholders Registrar Mitsubishi UFJ Trust and Banking Corporation 1-4-5 Marunouchi, Chiyoda-ku, Tokyo

Office which receives mail:	Office for transaction of business Corporate Agency Department of Mitsubishi UFJ Trust and Banking Corporation 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081

Office which receives telephone inquiries:	Tel.: 0120-232-711

Agencies:	Branches of Mitsubishi UFJ Trust and Banking Corporation, nationwide

The progress of the 15th ordinary general shareholders’ meeting, to be held on June 20 this year, will be made public on our Web site.

Home page URL:	http://www.nttdocomo.co.jp/
You will be able to view the progress by clicking “Investor Relations” and then “general shareholders’ meeting”

[Simultaneous relay]

Content of what will be made public:	Progress from the beginning to the end
* As for the portion covering questions from shareholders, the voice of shareholders who consent to the opening of their questions to the public and the images of directors will be released.

Time and date of release:	From 10:00 a.m. on Tuesday, June 20, 2006 to the end of the general shareholders’ meeting

How to view:	When you access “progress of general shareholders’ meeting” using the URL given above, the display for inputting password will be indicated. Then you will input the “voting rights exercise code” and click the “login” button. The “voting rights exercise code” is written on the form for voting rights exercise.

[Videotaped relay]

Content of what will be made public:	Progress from the beginning to the end
* The portion covering questions from shareholders will be made public in the text form.

Period of release:	From Monday, June 26, 2006 to Thursday, December 28, 2006

How to view:	You can view the videotaped relay by accessing “progress of the general shareholders’ meeting” using the URL given above.

NTT DoCoMo, Inc.

Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan

Phone:03-5156-1111

http://www.nttdocomo.co.jp/